Exhibit 2.1

Share Purchase and Transfer Agreement

regarding the sale and purchase of the shares in

nora Holding GmbH

and

certain shareholder loan receivables

List of Exhibits and Schedules

Exhibit 1	Definitions
Exhibit 2.2	Target Group Structure
Exhibit 2.4(a)	Seller 1 Shareholder Loan Termination Agreement
Exhibit 2.4 (b)	Seller 2 Shareholder Loan Termination Agreement
Exhibit 3.6	Seller 2 PoA
Exhibit 4.2.3	Limited Partner Claims
Exhibit 5.4	Pro-Rata Allocation
Exhibit 10.2.3	Personnel
Exhibit 10.3.2	Ordinary Course Covenants
Exhibit 10.4.3	Permitted Leakage
Exhibit 10.8	R&W Insurance Policy
Exhibit 10.9	Resigning Individuals
Exhibit 10.10	Employee Loans
Exhibit 12.1.1	Form of Resignation Letter (including waiver)
Exhibit 12.1.2(a)	Sellers Closing Condition Certificate
Exhibit 12.1.2(b)	Purchasers Closing Condition Certificate
Exhibit 12.1.3(g)	Instruction to Notary
Exhibit 12.1.3(h)	Power of Attorney to Purchaser 1
Exhibit 12.1.4	Closing Confirmation
Exhibit 13.1	Sellers Warranties
Exhibit 13.2	Sellers’ Best Knowledge
Exhibit 15.1	Data Room USB Flash Drive
Exhibit 16.4	Purchasers’ Best Knowledge
Exhibit 17	Tax Warranties and Tax Indemnifications

This Share Purchase and Transfer Agreement is entered into on 14 June 2018

Between:

(1)

DealCo Luxembourg II S.à r.l., a company incorporated under Luxembourg Law, registered with the Luxembourg Trade and Companies Register with registration number B195832 and whose registered office is at 6D route de Trèves, L-2633 Senningerberg, Luxembourg ("Seller 1"),

(2)

nora Management III Beteiligungs GmbH & Co. KG, a company incorporated under German Law, registered with the commercial register of the local court of Mannheim with registration number HRA 707056 and whose registered office is at Höhnerweg 2-4, 69469 Weinheim, Germany ("Seller 2" and with Seller 1 jointly the "Sellers"),

(3)

Interface Europe B.V., a company incorporated under the Law of the Netherlands, with registration number 09064240 and whose registered office is at Industrielaan 15, 3925BD Scherpenzeel The Netherlands ("Purchaser 1"), and

(4)

Interface, Inc., a Georgia corporation with a United States Internal Revenue Service employer identification number of 58-1451243 and a principal place of business at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, USA ("Purchaser 2", jointly with Purchaser 1 also the "Purchasers").

Whereas:

(A)

The Sellers are the sole shareholders of nora Holding GmbH, a company incorporated under German Law which is registered with the commercial register of the local court of Mannheim with registration number HRB 725537 (the "Target Company"). The Target Company holds, directly and indirectly, shares in entities as further described in Section 2.

(B)	The Target Company is, directly and via direct and indirect subsidiaries, engaged in the business of manufacturing and selling rubber floor tile and certain other specialized rubber products.

(C)	Purchaser 1 desires to acquire the Target Company and its direct and indirect subsidiaries.

(D)	Sellers have granted shareholder loans (Gesellschafterdarlehen) to the Target Company. Purchaser 2 desires to acquire the shareholder loan receivables.

(E)

The Sellers intend to divest their entire shareholding in the Target Company as well as the shareholder loans, and the Purchasers, having carried out a thorough due diligence review of the Target Group (as defined below), intend to acquire the entire shareholding in the Target Company and the shareholder loans from the Sellers, upon the terms and provisions of this "Agreement".

Now therefore, it is agreed as follows:

1.	Definitions

For the purposes of this Agreement, the defined terms used in this Agreement and in the Exhibits to this Agreement, have the respective meanings as set forth in Exhibit 1 ("Definitions"), it being understood that these definitions, and all other terms used in this Agreement, are applicable to the singular as well as the plural forms of such terms.

2.	Sale Shares, Target Group

2.1	Sale Shares

The nominal share capital (Stammkapital) of the Target Company amounts to EUR 31,000.00. The shares in the Target Company are currently held as follows:

Shareholder	Shares (nominal amount)	Share Number
Seller 1	EUR 24,370.00	1 - 23,370 (Class A Shares) 30,001 – 30,500 (Class B1 Shares) 30,501 – 31,000 (Class B2 Shares)
Seller 2	EUR 6,630.00	23,371 – 30,000 (Class A Shares)
Total	EUR 31,000.00

The above shares in the Target Company are hereinafter collectively referred to as the "Sale Shares".

2.2	Subsidiaries; Target Group

The Target Company holds the direct and indirect shareholdings and participations described in more detail in Exhibit 2.2 (the shareholdings and participations held by the Target Company jointly also the "Subsidiaries"; the Target Company jointly with the Subsidiaries also the "Target Group").

2.3	Target Group Companies

The individual entities and companies belonging to the Target Group are collectively also referred to as the "Target Group Companies".

2.4	Shareholder Loans

2.4.1

The Sellers have granted shareholder loans to the Target Company that are governed by loan agreements dated 12 July 2016 (hereinafter collectively referred to as "Shareholder Loans"). The Shareholder Loans bear interest at a rate set out in the respective Shareholder Loan agreements. As of the Locked Box Date, the Target Company owed the following amounts under the Shareholder Loans:

Lender	Principal amount in EUR	Principal amount plus accrued but unpaid interest as of the Locked Box Date in EUR
Seller 1	38,000,000.00	38,487,375.23
Seller 1	57,000,000.00	61,761,374.28
Seller 1	34,417,175.99	37,036,725.82
Seller 2	4,911,824.01	5,286,392.58
Total	134,329,000.00	142,571,867.91

2.4.2

Prior to signing of this Agreement, Seller 1 entered into a termination agreement with the Target Company with regard to the Shareholder Loans listed opposite its name in the table above ("Seller 1 Shareholder Loans"), which is attached to this Agreement as Exhibit 2.4(a). Seller 2 entered into a termination agreement with the Target Company with regard to the Shareholder Loan listed opposite its name in the table above ("Seller 2 Shareholder Loan"), which is attached to this Agreement as Exhibit 2.4(b).

2.4.3

Each of the termination agreements is subject to the condition precedent (aufschiebende Bedingung) of Closing having been completed. All claims of Seller 1 under the Seller 1 Shareholder Loans except for the accrued but unpaid interest of EUR 487,375.23 on the Seller 1 Shareholder Loan in the principal amount of EUR 38 million (the "Seller 1 Cash Interest Shareholder Loan") which, together with the interest accruing from 1 January through 15 January 2018, has been paid to Seller 1 on or around 15 January 2018, including all claims for (i) payment of the amounts outstanding as of the Locked Box Date, (ii) the interest accruing thereafter except for the interest accruing on the Seller 1 Cash Interest Shareholder Loan which is paid until Closing and (iii) any make-whole-premium or other breakage fees, are herein collectively referred to as "Seller 1 SHL Receivables". All claims of Seller 2 under the Seller 2 Shareholder Loan, including all claims for (i) payment of the amounts outstanding as of the Locked Box Date, (ii) the interest accruing thereafter and (iii) any make-whole-premium or other breakage fees, are herein collectively referred to as "Seller 2 SHL Receivables", and together with the Seller 1 SHL Receivables the "Shareholder Loan Receivables".

2.5	Bank debt; Repayment Amount

2.5.1

Deutsche Bank Luxembourg S.A., HSH Nordbank AG, Bremer Kreditbank AG, Norddeutsche Landesbank-Girozentrale, Nord/LB Luxembourg S.A. Covered Bond Bank, Südwestbank AG, WGZ Bank AG Westdeutsche Genossenschafts-Zentralbank (now known as DZBank AG Deutsche Zentral-Genossenschaftsbank) (collectively, the "Financing Banks") have granted loans to the Target Group Companies, pursuant to that certain facilities agreement originally dated 6 February 2014, by and among, inter alios, the Target Company, certain other Target Group Companies, Deutsche Bank Luxembourg S.A. as Facility Agent (in such capacity, together with successors and assigns, the "Facility Agent"), Deutsche Bank AG Filiale Deutschlandgeschäft as Security Agent (in such capacity, together with successors and assigns, the "Security Agent"), and the other parties thereto, as amended, restated, modified or supplemented from time to time (as so amended, restated, or supplemented, the "Financing Agreement", the respective loans thereunder referenced to as the "Third Party Financing"). The Target Group Companies have granted certain security to the Security Agent for the benefit of itself and the other lenders under the Financing Agreement.

2.5.2	As of the Locked Box Date, the outstanding principal loan amount under the Financing Agreement amounted to not more than EUR 80,600,000 (including interest, fees and costs up to that date).

2.5.3

The sum of the full amount of all outstanding loans, interest, prepayment penalties, breakage costs and all other fees and costs of any kind and nature in respect of the Financing Agreement is referred to in this Agreement as the "Full Repayment Amount". The sum of the full amount of all outstanding loans and interest accruing thereon until the Closing Date under the Financing Agreements is referred to as the "Purchasers' Repayment Amount". The Sellers estimate that the Purchaser's Repayment Amount will be approximately EUR 76.1 million if the Closing were to occur on August 31, 2018.

2.5.4

The Parties shall cooperate in good faith with the aim to agree as soon as possible with the Financing Banks or the Security Agent and Facility Agent on the release of all Third Party Financing and related obligations as of the Closing and the wording of such release and a release letter from Facility Agent and Security Agent to the Target Group Companies (the "Security Release Letter") pursuant to which upon receipt of payment of the Full Repayment Amount paid by a Purchaser or an Affiliate of the Purchasers on behalf of the Target Group Companies (i) all balances and amounts owing and all obligations of the debtors under the Financing Agreements are satisfied in full and (ii) all security, liens, security interests, charges, pledges, collateral assignments for security granted to the Security Agent or otherwise as collateral by the Target Group Companies or third parties in favor of the Target Group Companies under or in connection with the Financing Agreement and the security documents entered into in connection with the Financing Agreement are unconditionally and irrevocably released (or will be unconditionally and irrevocably released upon such payment of the Full Repayment Amount by a Purchaser or an Affiliate of the Purchasers on behalf of the relevant Target Group Company), and to the extent required or applicable, effective as of such time, any such security or asset subject to the security is retransferred to the relevant Target Group Company and any possessory collateral is returned to the Target Group Companies (or to the relevant third party security provider), and (iii) each of the Target Group Companies which is a party to the Financing Agreement or the security documents relating thereto shall be irrevocably released from its respective obligations under the Financing Agreement and such security documents. The Sellers shall inform the Purchasers about any steps taken in connection with such negotiations and the Sellers shall provide the Purchasers with the possibility of participating in all negotiations, meetings and exchanges with the Financing Banks, the Facility Agent and the Security Agent regarding the Security Release Letter. Section  shall apply analogously in respect of the aforementioned information entitlements. Provided the Facility Agent, the Security Agent and the Financing Banks agree the Security Release Letter shall also be addressed to the Purchasers and the Purchasers shall be an express third party beneficiary thereof.

2.5.5

The Sellers shall communicate to the Purchasers the Full Repayment Amount at least five (5) Business Days prior to the Scheduled Closing Date, providing the Purchasers with a written confirmation of the Financing Banks regarding the Full Repayment Amount.

3.	Sale and Transfer of the Sale Shares

3.1	Sale and Transfer of the Sale Shares

Upon the terms and conditions set forth in this Agreement, each Seller hereby and with economic effect as of the Locked Box Date (as defined below) sells (verkaufen) and, in each case subject to the fulfillment of the Transfer Conditions set forth in Section 3.4, transfers to Purchaser 1 the Sale Shares as follows and Purchaser 1 hereby accepts this sale and transfer of the Sale Shares:

Seller 1 sells and transfers to Purchaser 1 the Sale Shares with the numbers 1 - 23,370 (Class A Shares), 30,001 – 30,500 (Class B1 Shares) and 30,501 – 31,000 (Class B2 Shares).

Seller 2 sells and transfers to Purchaser 1 the Sale Shares with the numbers 23,371 – 30,000 (Class A Shares).

3.2	Right to Profits and Ancillary Rights

The Sale Shares are sold with all rights and obligations including any rights to profits for the current fiscal year and for prior periods for which the profits have not yet been distributed by the Locked Box Date. Purchaser 1 herewith agrees to and accepts all of the above sales and assignments of the Sale Shares by the Sellers.

3.3	Locked Box Date

As used in this Agreement, "Locked Box Date" shall mean 31 December 2017, 24:00 hours CET.

3.4	Condition Precedent

The transfers under Section 3.1 shall become effective in rem (dingliche Wirkung) upon the fulfillment of both of the following conditions precedent (aufschiebende Bedingung) (the "Transfer Conditions"):

3.4.1	Payment of the Aggregate Purchase Price pursuant to Section 6.1.1; and

3.4.2	Payment of the Full Repayment Amount pursuant to Section 12.1.3(a).

3.5	Consent of the Sellers

The Sellers as sole shareholders of the Target Company hereby expressly consent to the sale, transfer and assignment of the Sale Shares and herewith waive any rights they may have with respect to the Sale Shares.

3.6	Consent of the Partners of Seller 2

If Seller 2 has not delivered powers of attorney signed by each of its partners in the form shown under no. 2 of the draft minutes of a resolution of Seller 2's partners which is attached hereto as Exhibit 3.6 (the “Seller 2 PoAs”) to the acting notary prior to this Agreement having been notarized, then the following paragraph shall apply:

Seller 1 shall use its reasonable best efforts (i) to cause a partners’ meeting of Seller 2 to be called and (ii) such approval to the sale and transfer of the Sale Shares owned by Seller 2 and the Seller 2 SHL Receivable from Seller 2 to the Purchasers to be granted by notarized resolution with a majority of at least 75% of the total votes of Seller 2’s partners (“Partners’ Approval”) without undue delay following the date hereof.

Seller 1 shall consult and agree with the Purchasers with regard to all material aspects of the procedure relating to such meeting and approval, i.e. the calling and holding of the partners’ meeting of Seller 2 (“Consulting Covenant”).

This Agreement is fully binding on Seller 1 and Purchasers as from its notarization even if no Partners’ Approval is granted.

4.	Shareholder Loans, Intra Group Receivables and Agreements

4.1	Sale and Transfer of Shareholder Loans

4.1.1

Upon the terms and conditions set forth in this Agreement, Seller 1 hereby sells the Seller 1 SHL Receivables to Purchaser 2 and Seller 2 hereby sells the Seller 2 SHL Receivables to Purchaser 2. Purchaser 2 hereby accepts such sales.

4.1.2

Seller 1 hereby assigns the Seller 1 SHL Receivables, to Purchaser 2 and Seller 2 hereby assigns the Seller 2 SHL Receivables to Purchaser 2 in each case subject to the fulfilment of the Transfer Conditions pursuant to Section 3.4. Purchaser 2 hereby accepts such assignments.

4.2	Other Intra Group Agreements and Intra Group Claims and Liabilities

4.2.1

The Sellers shall procure that all agreements between, on one hand, a Seller or a Sellers Affiliates, and a Target Group Company on the other hand, shall be terminated or shall be caused to be terminated subject to the fulfillment of the Transfer Conditions and with effect as of the Closing, without any costs or payment or other obligations of the respective Target Group Companies in connection with the termination. The foregoing shall not apply to (a) to commercial agreements entered into in the ordinary course of business between, on one hand, any Target Group Company, and, on the other hand, any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest, (b) to the Shareholder Loans (such agreements the "Exempted Intra Group Agreements") and (c) – to the extent not otherwise agreed upon by the Parties in writing after the date hereof or otherwise expressly provided in this Agreement - to agreements providing for payment obligations or obligations to assume liabilities for a Target Group Company that qualify as Permitted Leakage (as defined below).

4.2.2	Subject to Section 4.2.3 below, the termination shall be made with full release of the respective Target Group Companies from any obligation under the respective agreements.

4.2.3

Any payment claims of a Seller or a Seller Affiliate, resulting from the supply of services and any other payment obligations or balances (including payment obligations becoming due after the Closing) between, on the one hand, a Seller or Affiliates of a Seller and, on the other hand, any of the Target Group Companies, except for (a) claims under the Exempted Intra-Group Agreements and (b) claims of the limited partners of Seller 2 set forth in Exhibit 4.2.3 hereto, (such payment claims the "Seller Payment Claims") shall be – if requested by Purchaser 1 in its sole and free discretion– waived by the respective claimants subject to the fulfillment of the Transfer Conditions before the Closing in full. Each Seller procures and guarantees to Purchaser 1 full and immediate compliance of its respective Seller Affiliates with the foregoing. To the extent and under the condition that the Seller Payment Claims have neither been satisfied or waived before Closing, each Seller (i) hereby transfers subject to the fulfillment of the Transfer Conditions to Purchaser 1 the Seller Payment Claims of which it is a claimant and (ii) procures that the respective Seller Affiliate will transfer subject to the fulfillment of the Transfer Conditions to Purchaser 1 the Seller Payment Claims of which such Seller Affiliate is a claimant, in each case (i) and (ii) without further payment or compensation to be paid by Purchaser 1 or any of the Target Group Companies and free of any economic or other burdens for the Target Group Companies. Purchaser 1 hereby accepts such transfers. In case any consent of a third party is required for a respective waiver or transfer of any payment claims of a Seller or a Seller Affiliate in accordance with this Section 4.2.3, Sellers shall use reasonable best efforts to obtain such consent. For the avoidance of doubt, it is agreed that any payments by a Target Group Company to a Seller or a Seller Affiliate made after the Locked Box Date for or in connection with a Seller Payment Claim are subject to Section 10.4 below.

5.	Aggregate Purchase Price; Share Purchase Price; Shareholder Loan Purchase Price

5.1	Aggregate Purchase Price

The total consideration to be paid by the Purchasers for the Sale Shares and the Shareholder Loans shall be equal to the sum of (i) the Share Purchase Price plus (ii) the Shareholder Loans Purchase Price (the "Aggregate Purchase Price").

5.2	Share Purchase Price

The purchase price for the Sale Shares shall be the sum of

5.2.1	an amount of

EUR 154,428,131.77 (in words: Euro one-hundred-fifty-four-million four-hundred-twenty-eight-thousand one-hundred-thirty-one /77) .

plus

5.2.2	an amount of

EUR 41,545.00 (in words: Euro forty-one-thousand five-hundred forty-five /00)

for each day from (and including) 1 January 2018 until (but excluding) the Closing Date (together the "Share Purchase Price"),

minus

5.2.3	the amount in EUR, if any, by which the Purchasers' Repayment Amount pursuant to Section 2.5.3 is less than the Full Repayment Amount.

5.3	Shareholder Loan Purchase Price

The consideration for the sale of the Shareholder Loan Receivables shall be the sum of

5.3.1	an amount of EUR 142,084,492.68 (in words: Euro one-hundred-forty-two-million eighty-four-thousand four-hundred-ninety-two /68)

plus

5.3.2

the aggregate accrued but unpaid interest in the amounts set out in the respective Shareholder Loan agreement as from (and including) 1 January 2018 up to (but excluding) the Closing Date, calculated as provided in the Shareholder Loan agreements (the "Shareholder Loan Purchase Price"). For the avoidance of doubt, the Shareholder Loan Purchase Price will not include the amount of any breakage fee, prepayment penalty, make whole premium or other amounts that might otherwise be payable under the Shareholder Loan agreements in case of a repayment.

5.4	Allocation of Aggregate Purchase Price

The Shareholder Loan Purchase Price payable for the respective Shareholder Loans shall be allocated amongst the Sellers (i) to Seller 1 with regard to the Seller 1 SHL Receivables and (ii) to Seller 2 with regard to the Seller 2 SHL Receivables. The Share Purchase Price shall be allocated amongst the Sellers as shown in Exhibit 5.4. In addition, Exhibit 5.4 shows each Seller’s pro-rata share of the Aggregate Purchase Price (the "Pro-Rata Allocation").

5.5	VAT

The Parties assume that the transaction contemplated in this Agreement is not subject to Value Added Tax ("VAT" - Umsatzsteuer). The Sellers undertake not to opt in favor of VAT in respect of any part of the transactions contemplated in this Agreement. In the event that VAT should be imposed despite the common understanding of the Parties and despite the Sellers not having opted in favor of VAT, such VAT shall be deducted from the relevant portion of the Aggregate Purchase Price and the Sellers shall be responsible for payment of such VAT.

6.	Payments

6.1	Payment of Aggregate Purchase Price and Repayment Amount

6.1.1	The Aggregate Purchase Price shall be due and payable on the Closing Date as set forth in Section 12.1.3(c).

6.1.2

Furthermore, in addition to paying the Aggregate Purchase Price to the Sellers as provided in this Agreement, on the Closing Date, Purchaser 2 shall pay the Full Repayment Amount to the Financing Banks on behalf and on account of the Target Company, such payment being treated as a loan from Purchaser 2 to the Target Company.

6.1.3

For the avoidance of doubt, the obtaining of the debt financing contemplated by the Purchasers, or any alternative financing, shall not be a condition to the Purchasers’ obligation to pay the Aggregate Purchase Price and the Full Repayment Amount and to complete the transactions contemplated by this Agreement.

6.1.4	Modes of Payment; Bank Accounts

6.1.5

Any payments to be made hereunder shall be made by irrevocable and unconditional wire transfer in immediately available, freely transferable and cleared funds in Euro with value as of the relevant due date and without deduction of any costs and bank or other charges to the recipient.

6.1.6

All payments to the Sellers or to the Purchasers under this Agreement shall be made to such German, U.S. or Luxembourg bank account(s) of the Sellers (the "Sellers’ Accounts") or the Purchasers (the "Purchasers’ Account"), as applicable, designated by the recipient to the Party that has to make the payment in writing no later than five (5) Business Days prior to the relevant due date of such payment.

6.2	Default Interest

To the extent that any payment to be made under this Agreement, including any part of the Aggregate Purchase Price, is not paid when due, the outstanding amount shall bear interest at a rate of nine (9) percentage points above the base interest rate (Basiszinssatz) per annum as defined in § 247 of the German Civil Code (BGB) for the period from (and including) the due date until and excluding the date of actual payment, notwithstanding any further claims for damages the Sellers or the Purchasers, as the case may be, may have under this Agreement and/or statutory Law. The Parties confirm that any failure of the Purchasers to make a payment pursuant to this Section shall result in the default (Verzug) of the Purchasers without any prior notice by the Sellers being required.

All interest shall be calculated on the basis of actual days elapsed and a 360-days year.

6.3	No Offset or Right to Refuse Performance

Neither Party shall have the right to offset any counterclaims against claims of the other Party under this Agreement or to refuse fulfillment of claims of the other Party under this Agreement based upon any counterclaims, unless and except to the extent liability for such counterclaims has (i) been accepted by the other Party in writing or (ii) such counterclaims have been confirmed by a final and conclusive court judgment.

7.	Merger Control Proceedings/ Foreign Trade Clearance

7.1	Notifications and Filings

7.1.1

Except to the extent otherwise provided herein and subject to the terms and conditions of this Agreement, the Purchasers and, to the extent required by applicable Law, the Sellers agree to: (1) promptly make or caused to be promptly made its/their respective filings to the extent required under any applicable antitrust Laws with the Merger Control Authorities (as defined below) and thereafter make any other required submissions, under any applicable antitrust Laws in any relevant jurisdiction relating to notifying the Merger Control Authorities (as defined below) about this Agreement and the transactions reflected herein or obtaining clearances or approvals for the same and (ii) use its/their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all waiting period expirations or terminations, clearances, permits, consents, approvals, authorizations, qualifications, and orders from the competent merger control authorities (each, a "Merger Control Authority") in the United States and Germany, as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the sale and transfer of the Sale Shares and the other transactions contemplated by this Agreement.

7.1.2

The Purchasers and, to the extent required by applicable Law, the Sellers shall file or cause to be filed any and all initial pre-merger notifications required to be filed with the relevant Merger Control Authorities under the applicable Laws of the United States and Germany on the date the Parties fully execute this Agreement or within ten (10) Business Days thereafter. Purchasers agree to make, on Sellers’ behalf, the initial pre-merger notification filing in Germany. As a condition precedent to the Purchasers’ agreement to make on Sellers’ behalf the initial pre-merger notification filing in Germany, the Sellers shall provide the Purchasers’ outside counsel (if necessary or desirable on an outside counsel only basis) with all information or materials necessary to prepare the filing five (5) Business Days before the filing deadlines specified in this Section 7.1.2 and any necessary signatures two (2) Business Days before the filings deadlines specified in this Section 7.1.2. Whether Sellers timely provide such information, materials, and signatures will be based on the receipt by the Purchasers’ counsel and not on transmission by the Sellers of such information, material, and signatures. The Sellers shall fulfill their obligations under this Section 7.1.2 with respect to the German initial pre-merger notification and will be deemed to have filed the initial pre-merger notification in Germany if it timely provides all necessary information, materials and signatures.

7.1.3

Moreover, notwithstanding anything in this Agreement to the contrary, the Parties understand and agree that, as used in this Agreement, "reasonable best efforts" shall not require the Purchasers to participate in any contentious litigation proceedings, whether judicial or administrative, involving any Merger Control Authority in any country to (i) oppose or defend against any action by any such Merger Control Authority to prevent or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) overturn any action by any such Merger Control Authority to prevent consummation of any of the transactions contemplated by this Agreement, including by defending any suit, action, or other legal proceeding brought by any such Merger Control Authority in order to avoid the entry of, or to have vacated, overturned or terminated or appealing any order to prevent the Parties from consummating any transaction contemplated by this Agreement ("Contentious Litigation Proceeding"). The Parties agree that judicial or administrative proceedings that merely seek approval or entry of a consent order or settlement agreement, or similar device, negotiated by the Purchasers with a Merger Control Authority, would not be considered a "Contentious Litigation Proceeding."

7.1.4

In connection with the efforts referenced in Section 7.1.1 and Section 7.1.2, each Party shall (i) consult and cooperate in all respects with each other Party in connection with any filings or submissions or in connection with any investigation or other inquiry by any Merger Control Authority, including by allowing each Party to have a reasonable opportunity to review in advance and comment on any of the other Party’s drafts of any notifications, filings, or submissions (if necessary or desirable on an outside counsel only basis); (ii) each Party shall promptly inform the other Party of any communication received by such Party from, or given by such Party to, the United States Department of Justice’s Antitrust Division (the "DOJ"), the Federal Trade Commission (the "FTC"), the German Federal Cartel Office (Bundeskartellamt) ("FCO"), or any other Merger Control Authority, by promptly providing copies to the other Party of any such written communications, in each case regarding any transaction contemplated in this Agreement provided, however, that materials may be redacted (A) to remove references concerning any valuation of the Purchasers, the Target Group Companies, or any of their Affiliates, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns or safeguard competitively sensitive information during the period prior to Closing; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, the FCO, or any other Merger Control Authority, and to the extent permitted by the DOJ, the FTC, the FCO, or any other Merger Control Authority, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC, the FCO, or any other Merger Control Authority. Notwithstanding the foregoing, however, the Purchasers shall lead all communications and strategy, on behalf of the Parties, relating to the pre-merger notification inquiries, investigations, or proceedings involving Merger Control Authorities, provided that Target Group Companies are not constrained from complying with applicable Law.

In no event shall the Sellers agree or cause or permit any Target Group Company to agree, unless the Purchasers so direct it, to (i) divest, license, hold separate or otherwise dispose of, any portion of its respective businesses, assets, or contracts or (ii) take any other action that may be required, requested, or proposed by any Merger Control Authority in connection with obtaining the consents, authorizations, orders or approvals required for the consummation of the transactions contemplated by this Agreement; provided, however, that, the Purchasers shall agree, to the extent necessary, to make the divestitures specifically described below in Section 7.2.

7.1.5

The Purchasers shall use their reasonable best efforts to obtain clearance under any applicable foreign trade proceedings by the competent authorities in Germany (the "Foreign Trade Authority"). The Purchasers, however, shall duly apply (if required also on behalf of the Sellers) for a clearance certificate (Unbedenklichkeitsbescheinigung) or any other approval of the transactions contemplated in this Agreement by the Foreign Trade Authority no later than five Business Days after the date of this Agreement. Sections 7.1.1 to 7.1.3 shall apply mutatis mutandis.

7.2	Clearance of the Transactions subject to Conditions

7.2.1

In the event any Merger Control Authority will grant or is willing to grant its consent, clearance or approval for the transactions contemplated by this Agreement subject to certain restrictions or conditions (including any divestiture condition) or liabilities as to the present or future assets or business operations of the Purchasers, any of their Affiliates and/or any Target Group Company, the following shall apply:

7.2.2

Except as expressly set forth below, the Purchasers shall not be required to accept any such restriction, condition (including any divestiture condition) or liability and any consent, clearance or approval that requires or imposes any thereof on the Purchasers, any of their Affiliates and/or any Target Group Company shall not be deemed to satisfy the Closing Condition in Section 11.1.

7.2.3

Notwithstanding the foregoing, if despite the Parties’ use of their respective reasonable best efforts to obtain all required consents, clearances and approvals without any restriction, condition (including any divestiture condition) or liability, a Merger Control Authority remains unwilling to grant a required consent, clearance or approval unless the Parties agree to divestiture obligations, then as the only exception to the general rule set forth in Section 7.2.1, if required as the only condition to obtain such consent, clearance or approval, the Purchasers undertake to agree to accept divestiture obligations that in the aggregate involve divestitures after Closing, within a period and on other terms required by the relevant Merger Control Authorities, of specific assets or business operations of the Purchasers, their Affiliates and/or the Target Group Companies,

(a)

that are located outside of the territory of the United States and (i) that neither have collectively generated during the most recent fiscal year an annualized revenue of the Purchasers, their Affiliates, and the Target Group Companies on a combined consolidated basis, nor have a fair market value, in each case of EUR 35,000,000 (or local equivalent) or more in the aggregate outside the United States, and (ii) have not generated any revenues of the Purchasers, their Affiliates, and the Target Companies inside the United States;

(b)

that are located inside the territory of the United States and that neither (i) have generated any revenues from sales of resilient floor covering at any time during the most recent fiscal year by the Purchasers, any of their Affiliates, or any of the Target Group Companies, nor (ii) have collectively generated during the most recent fiscal year an annualized revenue of the Purchasers, their Affiliates, and Target Group Companies on a combined consolidated basis, nor have a fair market value, in each case of more than EUR 1,000,000 (or local equivalent) in the aggregate within the United States.

For purposes of this Section 7.2.2, revenue will be deemed to be generated in a particular country or jurisdiction if, under the accounting methods used by the Purchasers or the relevant Target Group Company in the ordinary course of business, revenues would be booked as sales within that particular country or jurisdiction. Similarly, an asset will deemed to be located within the country in which the asset is physically located or, if an intangible asset, the country in which the corporate entity that claims that asset on its balance sheet resides.

8.	Closing

8.1	Place and Time of Closing Meeting; Closing; Closing Date

The consummation (Vollzug) of the transactions contemplated by this Agreement (the "Closing") shall be effected as follows:

Unless otherwise agreed, the Parties shall meet at the offices of Heuking Kühn Lüer Wojtek at Magnusstraße 13, D-50672 Köln, Germany at 10:00 am, CET on a date after which the Closing Conditions set forth in Section 11.1, 11.2 and Section 11.5 have been fulfilled or waived in accordance with this Agreement but, unless agreed otherwise between the Parties in writing, on the 8th (eighth) Business Day after the last of these Closing Conditions has been fulfilled or waived in accordance with this Agreement, or on such other date or place or convene in such other form as agreed upon by the Parties, to perform the Closing Actions (Section 12) (the "Closing Meeting", such date the "Scheduled Closing Date"). Notwithstanding the foregoing, Closing shall occur and the Scheduled Closing Date shall be no earlier than on the thirty-sixth (36th) day after the date of this Agreement.

8.2	Closing Date

The "Closing Date" means the day on which the Parties have performed or waived, as the case may be, all of the Closing Actions, or such other date as agreed upon by the Parties prior to such performance or waiver.

9.	Liability of Sellers and Purchasers

9.1	Liability of Sellers

The Parties agree that each Seller shall only be liable for the Sale Shares and Shareholder Loans sold by it and the specific liabilities assumed by such Seller under this Agreement (including its Exhibits).

Except as set forth in Section 10.4, in case of a joint (gesamtschuldnerische) liability of the Sellers towards the Purchasers, Sellers amongst each other within their internal relationship (im Innenverhältnis) shall be liable on a pro-rata basis in accordance with the Pro-Rata Allocation except with regard to claims of the Purchaser 1 under Section 3.1.(d) of Exhibit 17 for which Seller 2 shall be solely liable.

9.2	Liability of Purchasers

The Parties agree that the Purchasers shall be jointly (gesamtschuldnerisch) liable for the obligation to pay the Aggregate Purchase Price.

10.	Sellers Covenants until Closing

10.1	Notice to the Purchasers

In addition to the information entitlement of the Purchasers pursuant to Section 19, the Sellers shall actively and promptly notify the Purchasers of any breach of a Sellers Warranty or pre-closing covenant set forth or referred to in this Section 10 as well as about any facts or circumstances that could lead to a Material Adverse Change or jeopardize the Closing that become known to any Seller prior to or on the Closing Date, it being understood that such notification shall not limit the rights of the Purchasers or the Sellers in respect of any such breach, facts or circumstances.

10.2	Books and Records; 2016 Audit Completion Assistance; Access to Certain Personnel

10.2.1

From the Signing Date until the Closing Date, the Sellers and the Target Group Companies shall give the Purchasers and their authorized representatives reasonable access to the books and records of the Target Group Companies, to the Sellers books and records related to the Target Group Companies’ business, to the auditors of the Target Group Companies and to such personnel, offices and other facilities and properties of their business as the Purchasers may reasonably request, provided, however, that any such access is (i) subject to applicable Law, in particular as it relates to competitively sensitive information and (ii) conducted during ordinary business hours upon reasonable advance notice to the Sellers and without undue interference with the business operations of the Sellers or the Target Group Companies.

10.2.2

Without limiting Section 10.2.1, the Sellers and the Target Group Companies shall use their reasonable best efforts to assist in the prompt completion of the audit of the Target Group Companies’ financial statements for their 2016 fiscal year, including by procuring the cooperation of the appropriate personnel of the Target Group Companies with the Purchasers, their representatives and the auditors and causing appropriate personnel of the Target Group Companies to render any customary certificates or management letters reasonably requested by the auditors; provided, however, that the fees and expenses of the external auditor shall be the responsibility of the Purchasers.

10.2.3

Without limiting Section 10.2.1, the Sellers and the Target Group Companies shall provide the Purchasers and their representatives reasonable access during normal business hours to the personnel of the Target Group Companies listed in Exhibit 10.2.3, including by permitting such individuals to meet with Purchasers and their representatives for reasonable times during normal business hours away from the Target Group Companies’ premises.

10.3	Conduct of Business

10.3.1

From the Signing Date through the Closing Date, the Sellers shall instruct and ensure (sicherstellen) that each of the Target Group Companies shall operate its respective business only in the ordinary course and in a manner consistent with past practice and with the care of a prudent business person. The Sellers shall, in particular, procure that each of the Target Group Companies (i) preserves the assets of its business in good working condition, (ii) preserves its customer relationships, (iii) uses its reasonable best efforts to comply with all applicable Law, (iv) keeps all necessary insurance for its business in place, (v) maintains accounting and debt collection procedures consistent with past practice, (vi) takes all necessary steps to avoid a breach of the Sellers Warranties, and (vii) does not take any action that may, and refrains from all actions that may, jeopardize the Closing.

10.3.2

Without prejudice to the generality of section 10.3.1 and as far as legally permissible, none of the Target Group Companies shall between the Signing Date and the Closing, engage in any of the actions or omissions set forth in Exhibit 10.3.2 hereto (each such action or omission an "Ordinary Course Obligation") without the prior approval of the Purchasers (which approval shall not be unreasonably withheld or delayed), in each case with the exception of (i) activities that are required under this Agreement (ii) any actions required by mandatory Law, provided that the Sellers will, prior to taking such action, consult with the Purchasers regarding the necessity of such action and only take the action to the extent such action is legally or commercially necessary.

10.4	No Leakage

10.4.1	The Sellers

(a)

hereby represent and warrant as joint obligors (Gesamtschuldner) in the form of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to § 311 (1) of the German Civil Code that between the Locked Box Date and the date hereof no Leakage to any Seller or any Seller's Affiliate other than a Permitted Leakage has occurred.

(b)	hereby undertake that between the date hereof and the Closing no Leakage to any Seller or any Seller's Affiliate other than a Permitted Leakage will occur.

10.4.2	"Leakage" shall mean, to the extent effected by or on behalf of or on account of any of the Target Group Companies to or for the direct or indirect benefit of any Seller or Seller’s Affiliate,

(a)	any payment of dividend (including a deemed dividend) or similar distribution including any compensation for the redemption of shares,

(b)

any transfer of assets, except if effected in the ordinary course of business on commercially reasonable terms to any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest,

(c)

any assumption of liabilities owed by any Seller or any Seller’s Affiliate to any Target Group Company, by or for the account of any Target Group Company, except for any such liabilities owed by any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest if effected in the ordinary course of business on commercially reasonable terms,

(d)

any repayment of debt or other liabilities owed by a Target Group Company to any Seller or any Seller’s Affiliates, by or for the account of any Seller or Seller’s Affiliate, except to any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest if effected in the ordinary course of business on commercially reasonable terms,

(e)

any payment or commitment to pay any fees for, or costs of, the transactions contemplated in this Agreement, including, but not limited to any management charge or fee, advisory fees or management incentive payments of any kind, or

(f)

any other payment made by a Target Group Company or by any other Person on the economic behalf of and with potential direct or indirect economic recourse or burden of any kind and nature to any Target Group Company (1) to any Seller or any Seller’s Affiliates or on account of / for the economic benefit of any of the Sellers or Sellers Affiliates, except to or on account / for the benefit of any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest if effected in the ordinary course of business on commercially reasonable terms, or (2) to any Person in relation to any measure, service, delivery or other action or omission in connection with the transactions contemplated herein if such payment would relieve any Seller or any Seller’s Affiliate of an economic burden, except the economic burden of any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest and is effected in the ordinary course of business on commercially reasonable terms, in each case to the extent any of the foregoing is not expressly permitted under this Agreement or specifically authorized in writing after the date hereof by the Purchasers.

10.4.3	"Permitted Leakage" shall mean:

(a)	any payment or performance made at the written request or with the written consent of the Purchasers,

(b)

the payment of (i) accrued but unpaid interest of EUR 487,375.23 as of the Locked Box Date on the Seller 1 Cash Interest Shareholder Loan and (ii) interest on the Seller 1 Cash Interest Shareholder Loan for the period from (and including) 1 January 2018 until (but excluding) the Closing Date; and

(c)

any payment to or other direct or indirect benefit provided to a Seller or a Seller’s Affiliate (including the limited partners of Seller 2) or to any person nominated or appointed by a Seller or a Seller Affiliate (each a "Seller's Nominee") in accordance with such Seller’s, Seller´s Affiliate's or Seller's Nominee's respective (management) service or employment contract or remuneration as an advisory board member, in each case for any such contract or agreement that was in place on the Signing Date and that has not been in any way modified since the Signing Date and only to the extent set forth in Exhibit 10.4.3.

10.4.4	In the event of the incorrectness of the representation and warranty pursuant to Section 10.4.1(a) or a breach of the undertaking pursuant to Section 10.4.1(b),

(a)

each Seller undertakes to notify the Purchasers in writing promptly after becoming aware of any fact or circumstance constituting a breach of the guarantee by it pursuant to Section 10.4.1(a)or a breach of the undertaking pursuant to Section 10.4.1(b), and

(b)

the Sellers shall be liable to reimburse the Purchasers, on a Euro for Euro basis, in respect of any payment made in breach of the representation and warranty and/or undertaking in Section 10.4.1(a) and Section 10.4.1(b) as follows:

Seller 1 shall be jointly liable with Seller 2 (gesamtschuldnerisch) and Seller 2 shall only be liable as individual obligor (Einzelschuldner) it being agreed that in the internal relationship between the Sellers each Seller shall be solely liable for the benefits received by such Seller or its Affiliates (including the limited partners of Seller 2). The aggregate liability of each Seller under this Section 10.4.4 shall be limited to the portion of the Aggregate Purchase Price allocated to such Seller in accordance with the Pro-Rata Allocation.

The limitations set-out in Section 15.3 (de minimis amount; threshold) shall not apply to this Section 10.4.4. Any claims of the Purchasers for the reimbursement of Leakage pursuant to this Section 10.4.4 shall become time barred eighteen (18) months after the Closing Date.

10.5	Insurance

The Sellers shall procure and undertake that the Target Group Companies, in each case until the Closing Date, (i) maintain insurance coverage for their assets, business activities and related risks in substantially the same manner and scope that existed at the Signing Date as set forth in Schedule 16.1 to Exhibit 13.1 and (ii) duly and timely pay all premiums that are now due or hereafter become due for such insurances.

10.6	Remedies

In the event of any breach of a representation or undertaking set out in Sections 10.1 to 10.3 and in Section 10.5 (each such event, a "Breach of Pre-Closing Covenants"), Section 14.1 shall apply accordingly, provided that the Sellers shall be required to pay monetary damages (Schadensersatz in Geld) and Seller 1 being jointly liable with Seller 2 (gesamtschuldnerisch) and Seller 2 being only liable as individual obligor (Einzelschuldner) for any Losses (as defined below) actually suffered by the Purchasers or any of the Target Group Companies as a result of a Breach of Pre-Closing Covenants. Claims under this Section 10.6 shall become time-barred twelve months from the Closing Date. The aggregate liability of each Seller under this Section 10.6 shall be limited to the portion of the Aggregate Purchase Price allocated to such Seller in accordance with the Pro-Rata Allocation.

10.7	Reasonable Assistance

The Sellers shall – solely in relation to the financing of the transactions contemplated under this Agreement – use reasonable best efforts to assist the Purchasers, and shall use reasonable best efforts to cause the Target Company, as soon as reasonably practicable after a related request by the Purchasers, to assist the Purchasers in connection with the reasonably required steps and actions taken by the Purchasers in connection with such financing, including by providing access to management, employees, accountants and other advisors, in each case (i) to the extent permissible under statutory Law and applicable contractual obligations, (ii) not in conflict with fiduciary duties and (iii) without creating the obligation of the Sellers to incur any liabilities in fulfillment of the undertaking pursuant to this Section 10.7. The Purchasers shall indemnify and hold harmless Sellers for each cost (not including internal costs of Target Group Companies or any of the Sellers or Sellers Affiliates) and liabilities actually incurred by the Sellers in fulfillment of the undertaking pursuant to this Section 10.7.

10.8	R&W Insurance Policy

The Sellers shall cooperate with the Purchasers as reasonably required for the Purchasers to procure the R&W Insurance Policy, which shall be issued at Signing, contingent upon the Closing, in the form attached as Exhibit 10.8. The cost of the premiums for the R&W Insurance Policy, together with all taxes and application, underwriting or similar fees or expenses in connection with the R&W Insurance Policy shall be borne one-half by the Purchasers and one-half by the Sellers.

10.9	Further Sellers' Obligations

The Sellers undertake and will procure that the individuals listed in Exhibit 10.9 (the listed individuals also "Resigning Individuals"), with effect from the Closing, will resign from their respective board positions at the Target Group Companies and waive all claims against the Target Group Companies arising out of the functions on the right of that respective individual in the aforementioned Exhibit.

10.9.1	Reasonable Endeavors

The Parties shall use all reasonable endeavors and render each other all reasonably necessary support and cooperation to ensure that the Closing Conditions set forth in Section 11 are fulfilled as soon as possible after the Signing Date, provided that, for the avoidance of doubt, except as otherwise expressly required in this Agreement, such efforts shall not require the Parties to pay any fees, incur or modify any obligations or liabilities or suffer any material detriment to satisfy such Closing Conditions and neither this Section 10.9.1 nor any other Section of this Agreement shall require efforts by the Purchasers or their Affiliates inconsistent with Section 7.

10.9.2	Closing Condition Notice

The Parties shall inform each other in writing without undue delay as soon as any of the Closing Conditions set forth in Section 11 has been fulfilled or any Party becomes aware that any Closing Condition will not (or is substantially unlikely to) occur.

10.10	Employee Loans

Seller 2 acknowledges and agrees that certain of its limited partners who are also employees of nora Systems, Inc., a Delaware corporation and one of the Target Group Companies ("nora US"), have received loans from nora US, as set forth on Exhibit 10.10 (the "Employee Loans"), that will be due and payable to nora US upon Closing. Seller 2 hereby agrees to deduct the aggregate amount due and payable pursuant to all Employee Loans, together with any US withholding taxes determined to be payable by such employees in connection therewith, from the Aggregate Purchase Price allocated and payable to Seller 2 at the Closing and repay such aggregate amount and taxes to nora US at or promptly after the Closing on behalf of such employees.

11.	Closing Conditions

The obligation to carry out the Closing Actions is subject to the satisfaction of each of the following closing conditions (the "Closing Conditions"):

11.1	Merger Control Clearance

11.1.1

The Closing is permissible as a result of (i) the approval granted by the FCO (Bundeskartellamt) as defined in Section 10.1.2 and (ii) clearance obtained under the HSR Act, as set forth in Section 10.1.3.

11.1.2	The approval of the Federal Cartel Office shall be deemed to be granted on the 1st (first) day after the occurrence of any of the following events:

(a)

Notification by the Federal Cartel Office that the purchase of the Sale Shares by the Purchasers does not fulfill the prohibition prerequisites of § 36 sec. 1 of the German Act against Restraint of Competition (GWB);

(b)

Expiration of a period of 1 (one) month since the submission of the merger control filing of the contemplated purchase of the Sale Shares to the Federal Cartel Office pursuant to § 40 GWB, provided that prior to the expiration of such period the Federal Cartel Office has not declared that it has entered into the main examination proceeding (Hauptprüfverfahren);

(c)

Formal decision of the Federal Cartel Office that the contemplated purchase of the Sale Shares is cleared according to § 40 sec. 2 GWB after the Federal Cartel Office has entered into the main examination proceeding;

(d)

Expiration of a period of 4 (four) months since the merger control filing of the contemplated purchase of the Sale Shares with the Federal Cartel Office pursuant to § 40 GWB provided that the Parties have not agreed to any extension of the 4 (four) months period and the Federal Cartel Office has not prohibited the acquisition of the Sale Shares prior to the expiration of such period;

(e)

Expiration of any extended period to which the notifying parties have agreed under § 40 sec. 2 no. 1 GWB provided that the Federal Cartel Office has not prohibited the acquisition of the Sale Shares prior to the expiration of such period.

11.1.3

Clearance under the HSR Act shall be deemed to be obtained on the 1st (first) day after the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

11.2	Foreign Trade Clearance

11.2.1

The Closing is permissible (i) as a result of the approval or non-objection certificate granted by the Foreign Trade Authority or (ii) the expiration of any applicable waiting period and the absence of an order by the competent Foreign Trade Authority or German court preliminarily or permanently prohibiting the transactions contemplated in this Agreement or (iii) otherwise pursuant to the foreign trade laws of Germany.

11.3	No Material Adverse Change

No Material Adverse Change shall have occurred in the period up to and including the Closing.

"Material Adverse Change" means any event, occurrence, fact or change that, individually or in the aggregate, has, or would reasonably be likely to have, a material adverse change in, or a material adverse effect on, the business, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the business of the Target Group Companies (the "Business"), taken as a whole; provided, however, that any adverse event, occurrence, fact or change to the extent arising out of, resulting from or attributable to any of the following shall not constitute or be deemed to contribute to a Material Adverse Change, and otherwise shall not be taken into account in determining whether a Material Adverse Change has occurred or would reasonably likely to occur: (a) changes in (i) the economies generally of Germany or any other country or jurisdiction in which the Business operates or the global economy generally (provided that such changes do not disproportionately affect the Business compared to other companies conducting similar businesses) or in capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, (ii) political conditions generally of Germany or any other country or jurisdiction in which the Business operates or (iii) any industry generally in which the Business or any customers thereof operate or in which products or services of the Business are used or distributed (provided that such changes do not disproportionately affect the Business compared to other companies conducting similar businesses); (b) events, occurrences, facts or changes resulting from the pendency or the announcement of, or the performance of express obligations under, this Agreement, including adverse effects related to compliance with the express covenants or agreements contained herein or resulting from the failure to take any action as a result of any express restrictions or prohibitions set forth herein or resulting from the identity of the Purchasers or their Affiliates, (c) to the extent based on the identity of the Purchasers or their Affiliates, (i) threatened or actual loss of, or disruption in, any customer, supplier, vendor, employee or landlord relationships, or (ii) loss of any personnel; (d) any changes in applicable Law, GAAP, or accounting principles, practices or policies that a Seller or a Target Group Company is required to adopt, or the enforcement or interpretation thereof; (e) any hostilities, acts of war (whether or not declared), terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, terrorism or military actions; (f) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, margins or other measures of financial or operating performance for any period or to meet historical standards of revenues, earnings, margins or other such standards (provided that the underlying causes of any such failures (subject to the other provisions of this definition) shall not be excluded); (g) any adverse change or effect that is cured without cost, expense or Loss to the Target Group Company before Closing; or (h) changes or effects that are caused by any delay in consummating the Closing as a result of any material violation or breach by any Purchaser of any covenant, representation or warranty contained in this Agreement.

11.4	No Fundamental Breach of Pre-Closing Covenants

No Fundamental Breach of Pre-Closing Covenants shall have occurred in the period up to and including the Closing.

"Fundamental Breach of Pre-Closing Covenants" means any Breach of Pre-Closing Covenants that individually or in the aggregate results in Losses actually suffered in the aggregate by the Purchasers and any of the Target Companies in excess of the Aggregate Purchase Price.

11.5	Security Release Letter

Not less than three (3) Business Days prior to Closing, the Sellers shall have delivered to the Purchasers the Security Release Letter, duly executed and delivered by Facility Agent, Security Agent and the Target Group Companies, and on the Closing such Security Release Letter shall remain in full force and effect in accordance with its terms and shall not have been terminated, revoked or repudiated by any of the parties thereto.

11.6	Warranties

Each Sellers' Warranty shall be correct and complete in all material respects: (a) as of the date hereof; (b) with respect to the Sellers Warranties set forth in Sections 1 through 5 of Exhibit 13.1, on and as of the Closing, as though made on such date; and (c) with respect to the Sellers Warranties set forth in Sections 6 through 22 of Exhibit 13.1, as after giving effect to any updated Schedules for events that occur or knowledge obtained after the date of signing, on and as of the Closing, as though made on such date, except (in each case of (a), (b) and (c), (i) for those representations and warranties which refer to facts existing at a specific date (which shall be correct and complete in all material respects, only as of such date) and (ii) for those Sellers Warranties qualified by "material", "material respects", "Material Adverse Change" or other similar materiality qualifications (but excluding from this clause (ii), for the avoidance of doubt, those Sellers Warranties qualified by reference to specific amounts or thresholds), such representations and warranties shall be true and correct in all respects as of the date hereof and as of the Closing.

11.7	No Injunction

As of the Closing, no preliminary or permanent injunction or other order issued by a court or other governmental authority of competent jurisdiction has become or remains effective which has the effect of making the transactions contemplated by this Agreement illegal or prohibiting its consummation, or requiring the transactions contemplated by this Agreement to be rescinded in whole or part following the Closing.

11.8	Share Ownership

As of immediately prior to the Closing, Sellers collectively own all of the Sale Shares.

11.9	Consent of the Partners of Seller 2

If Seller 2 has not delivered the Seller 2 PoAs signed by each of its partners to the acting notary prior to this Agreement having been notarized, then the following Closing Condition shall apply:

Seller 1 has been in material compliance with the Consulting Covenant and the partners’ meeting of Seller 2 has granted the Partners’ Approval and Sellers have delivered to Purchaser a certified (beglaubigte) copy of the Partners’ Approval.

12.	Closing Actions

12.1

At the Scheduled Closing Date, subject to all of the Closing Conditions having occurred or been waived in accordance with this Agreement, the Parties shall take the following actions (the "Closing Actions") in the following order and which shall be deemed to have been taken simultaneously (Zug um Zug):

12.1.1

the Sellers shall provide (i) resignation letters from the Resigning Individuals set out in agreed form in Exhibit 12.1.1, effective as of the end of the Closing Date, as well as (ii) a waiver by the Resigning Individuals waiving all claims and liabilities against the Target Group Companies except for any claims and entitlements to unpaid advisory board fees and reimbursement of travel and accommodation expenses accrued or incurred until Closing.

12.1.2

Sellers shall deliver to the Purchasers a duly signed certificate set out in agreed form in Exhibit 12.1.2(a) in respect of the Closing Conditions pursuant to Sections 11.3, 11.4, 11.6 and 11.7 and the Purchasers shall deliver to the Sellers a duly signed certificate set out in agreed form in Exhibit 12.1.2(b) in respect of the Closing Condition pursuant to Section 11.7.

12.1.3	Subsequently and simultaneously (Zug um Zug)

(a)

the Purchasers or an Affiliate of the Purchasers shall pay, in either case on behalf and on account of the respective debtor as a payment in the meaning of § 267 sec. 1 of the German Civil Code (BGB) (§ 267 sec. 1, Zahlung durch einen Dritten), to the Financing Banks the Full Repayment Amount by wire transfer to the bank account(s) specified by the Financing Banks and the Purchasers shall provide to the Sellers written confirmation of that payment to the Financing Banks (or the relevant agent on their behalf);

(b)	the Sellers shall provide the Purchasers with a confirmation of receipt of the Full Repayment Amount by the Financing Banks or the Facility Agent on behalf of the Financing Banks;

(c)	the Purchasers shall pay an amount to the Sellers’ Account(s) which is equal to the amount of the Aggregate Purchase Price payable to the Sellers;

(d)	the Sellers shall provide the Purchasers with a confirmation of receipt of the Aggregate Purchase Price;

(e)	the Sellers shall deliver a certificate confirming that as of the Closing Date they are not aware of any third party claiming to own any of the Sale Shares;

(f)	the Sellers and Purchaser 2 shall execute any and all other instruments necessary under applicable law to transfer the Shareholder Loan Receivables to Purchaser 2;

(g)	the Parties shall jointly instruct the acting notary, in the form as Exhibit 12.1.3(g), to file an updated shareholder’s list of the Company with the relevant commercial register; and

(h)

the Sellers shall grant Purchaser 1 a notarial certified power of attorney, substantially in the form of Exhibit 12.1.3(h), pursuant to which Purchaser 1 is entitled to hold shareholder meetings and adopt shareholder resolutions of the Target Company, it being understood that such power of attorney ends automatically upon Purchaser 1 being considered as the shareholder of the Target Company pursuant to § 16 sec. 1, sent. 1 of the German Act on limited liability companies (GmbHG).

12.1.4

Finally, after all Closing Actions have been duly satisfied or waived in accordance with Section 12.1 as the case may be, the Sellers and the Purchasers shall sign the "Closing Confirmation", a draft of which is attached hereto as Exhibit 12.1.4. The legal effect of the Closing Confirmation shall be limited to serve as evidence that all Closing Conditions have been fulfilled or waived and that all Closing Actions have been performed or waived and that Closing has occurred, but shall not limit or prejudice in any manner the rights of the Sellers or Purchasers arising out of or under this Agreement or under the law.

12.2	Right to Waive

12.2.1	Right to waive Closing Conditions

Only the Purchasers have the right to waive the Closing Conditions pursuant to Sections 11.3, 11.4, 11.5, 11.6, 11.8 and, if applicable, 11.9. The Sellers and the Purchasers may jointly waive the fulfilment of the Closing Conditions pursuant to Sections 11.1 and 11.2.

12.2.2	Right to waive Closing Actions

The Parties are entitled to waive Closing Actions as follows:

(a)

Only the Sellers have the right to jointly waive any of the Closing Actions set forth in Sections 12.1.2 insofar as it relates to the Purchasers' certificate, 12.1.3(a) (except for the delivery of a payment confirmation) and 12.1.3(c).

(b)

Only the Purchasers have the right to waive any of the Closing Actions set forth in Sections 12.1.1, 12.1.2 insofar as it relates to the Sellers' certificate, 12.1.3(b), 12.1.3(d), 12.1.3(e) and 12.1.3(h).

(c)	The Parties may only jointly waive the Closing Actions set forth in Sections 12.1.3(f), 12.1.3(g) and 12.1.4.

12.2.3	Effect of Waiver

A waiver pursuant to Sections 12.2.1 and 12.2.2 shall not be deemed to constitute a waiver of the right to claim from the respective other Party / Parties the fulfillment of the obligation underlying such Closing Conditions or Closing Action or a waiver of any secondary claims in case of non-fulfillment or breach, but solely as a waiver of the character of that particular action, omission or non-occurrence as a condition precedent for the execution and Closing of the transactions contemplated by this Agreement.

12.3	Withdrawal / Termination

12.3.1	Withdrawal Rights (Rücktrittsrechte)

(a)	No Merger Control Clearance

If the required merger control clearances are not obtained in accordance with the conditions set forth in Section 7.2 on or before the day that is one hundred and eighty (180) days after the date hereof (the "Closing Long Stop Date"), (i) the Purchasers are entitled to withdraw from this Agreement by written notice to the Sellers with immediate effect, and (ii) the Sellers are entitled to withdraw from this Agreement by written notice to the Purchasers with immediate effect.

(b)	Occurrence of a Material Adverse Change

If a Material Adverse Change, as defined in Section 11.3, has occurred before the Closing and is continuing to exist, the Purchasers and only the Purchasers are entitled to withdraw from this Agreement by written notice to the Sellers with immediate effect in accordance with Section 12.3.1(i)(ii)

(c)	Injunction

If an event as described in Section 11.7 has occurred before the Closing and is continuing, the Purchasers and only the Purchasers are entitled to withdraw from this Agreement by written notice to the Sellers with immediate effect.

(d)	Security Release Letter

If the Sellers do not deliver to the Purchasers a duly signed Security Release Letter within five (5) Business Days after the Closing Conditions set forth in Section 10.1 have been fulfilled, the Purchasers and only the Purchasers, are entitled to withdraw from this Agreement by written notice to the Sellers with immediate effect.

(e)	Non-Performance of Closing Actions

If any of the Parties hereto does not perform any of the Closing Actions set forth in Section 12 at the date of the Closing Meeting then, (i) in the case of a non-performance of the Purchasers, the Sellers shall be entitled to jointly withdraw from this Agreement by written notice to the Purchasers and, (ii) in the case of non-performance by any Seller, the Purchasers shall be entitled jointly to withdraw from this Agreement by written notice to the Sellers with immediate effect.

(f)	No Partners’ Approval

If Section 11.9 is a Closing Condition and the Partners’ Approval is not obtained within forty (40) days of the Signing Date then the Purchasers and only the Purchasers are entitled to withdraw from this Agreement by written notice to the Sellers with immediate effect. If the Purchasers withdraw from this Agreement pursuant to this Section 12.3.1(f), Seller 1 shall indemnify and hold harmless the Purchasers for the costs and fees charged by the acting notary for the notarization of this Agreement.

(g)	Waivers

No withdrawal or similar rescission right may be exercised in respect of any Closing Condition or Closing Action that has been waived by mutual agreement of the Parties or, as the case may be, by the Party entitled to exercise such waiver.

(h)	Exclusion of Withdrawal Right

If the satisfaction of a Closing Condition or the Closing has been prevented by any of the Sellers or any Seller Affiliate (including any Target Group Company) by breaching any of its obligations under this Agreement or any Closing Action has intentionally or gross negligently not been performed by any Seller or a Seller Affiliate (including any Target Group Company) or has been prevented in bad faith by any Seller or Seller Affiliate (including any Target Group Company), none of the Sellers shall have the right to withdraw from this Agreement.

If the satisfaction of a Closing Condition or the Closing has been prevented by any of the Purchasers by breaching any of their obligations under this Agreement or any Closing Action has intentionally or gross negligently not been performed by any Purchaser or has been prevented in bad faith by any Purchaser, none of the Purchasers shall have the right to withdraw from this Agreement.

The legal concepts (Rechtsgedanke) of § 162 of the German Civil Code (BGB) shall be applicable mutatis mutandis.

(i)	Execution of Withdrawal Right

(i)

Any right to withdraw pursuant to Sections 12.3.1(a) (No Merger Control Clearance), 12.3.1(d) (Security Release Letter) and 12.3.1(e) (Non-Performance of Closing Actions) can only be executed by written notice to the respective other Parties and within a period of 2 two weeks after the applicable Parties become aware that the respective withdrawal right has become available to the respective Parties.

(ii)

Purchasers' right to withdraw pursuant to Section 12.3.1(b) (Material Adverse Change) can only be executed by delivering written notice to the Sellers within a period of 60 (sixty) days after the Sellers have delivered written notice to Purchasers of the occurrence of a Material Adverse Change, describing the Material Adverse Change in reasonable detail (such notice given by the Sellers, a "MAC Notice" and such sixty (60)-day period, the "MAC Withdrawal Right Period"). If Purchasers do not execute their right to withdraw within the MAC Withdrawal Right Period, Purchasers shall be deemed to have waived the Closing Condition in Section 11.3 solely with respect to the matters constituting a Material Adverse Change described in such MAC Notice.

(iii)	Purchasers' right to withdraw pursuant to Section 12.3.1(c) (Injunction) can only be executed by written notice to the Sellers until the Closing Long Stop Date.

(iv)

Sellers shall only be entitled to act jointly and to withdraw jointly from this Agreement, (ii) the Purchasers’ declaration to withdraw from this Agreement can only be executed with effect for both Sellers, (iii) the Purchasers shall only be entitled to act jointly and to withdraw jointly from this Agreement and (iv) the Sellers’ declaration to withdraw from this Agreement can only be executed with effect for both Purchasers.

12.3.2	Consequences of Withdrawal and Termination

(a)

In case of a rescission, withdrawal or termination, this Agreement and all agreements relating thereto, shall terminate simultaneously with this Agreement except for the provisions set forth in Section 22, (Confidentiality), Section 24 (Costs and Fees, Transfer Taxes), Section 25 (Governing Law and Arbitration), and Section 26 (Final Provisions) of this Agreement, which shall continue in full force and effect, and the Parties hereby waive all such claims they may have against each other in connection with such termination, except as provided otherwise in this Agreement or for any liability of any Party for damages for willful misconduct (Vorsatz).

(b)

If either the Purchasers on the one hand or the Sellers on the other hand are entitled to withdraw from this Agreement pursuant to Section 12.3.1 due to a breach of contract by another Party or Parties, it is entitled to claim damages for breach of contract from such other Party or Parties in addition to exercising its rescission right.

(c)

In any event, the rescission, termination or withdrawal shall not affect any rights or claims of a Party that have accrued (entstanden) before the consequences of termination have come into effect due to a breach of any other obligations under this Agreement.

(d)

In case of a rescission, withdrawal or termination of this Agreement, the Parties are obligated to return or destroy all documents received from the respective other Party, to keep secret all confidential information they have received in connection with the transactions contemplated by this Agreement and shall not use any such information for their own purposes. Sellers’ and the Purchasers’ legal counsel shall be exempt from the obligation to return or destroy such documents to the extent such documents are part of their permanent files.

13.	Sellers Warranties

13.1	Scope of Sellers Warranties

The Sellers hereby guarantee to the Purchasers, regardless of fault (verschuldensunabhängig), subject to the requirements and limitations provided in Section 14 and Section 15 hereof, by way of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of § 311 sec. 1 of the German Civil Code (BGB), that the statements set forth in Exhibit 13.1 (the "Sellers Warranties" and each a "Sellers Warranty") are correct and complete (i) as of the Signing, (ii) with respect to the statements set forth in Sections 1 through 5 of Exhibit 13.1, on and as of the Closing, as though made at such time, or as of such other date or time as expressly stated in the respective Sellers Warranty, and (iii) with respect to the statements set forth in Sections 6 through 22 of Exhibit 13.1, after giving effect to any updated Schedules for events that occur or knowledge obtained after the time of signing, on and as of the time of Closing, as though made at such time, or as of such other date or time as expressly stated in the respective Sellers Warranty, except that, in the case of (i) and (ii) of this Section 13.1, with respect to the statements set forth in Sections 1 through 5 of Exhibit 13.1, each Seller hereby guarantees only with respect to itself, its Sale Shares and its Shareholder Loans.

The statements hereunder shall neither constitute an agreement on the quality (Beschaffenheitsvereinbarung) within the meaning of § 434 sec. 1 of the German Civil Code (BGB), nor a guarantee concerning the quality of the object of the purchase within the meaning of § 443 of the German Civil Code (BGB) (Garantie für die Beschaffenheit der Sache).

13.2	Sellers‘ Best Knowledge

Where a representation and warranty refers to "Sellers' Best Knowledge", only the respective Seller having such positive knowledge shall be liable. "Sellers’ Best Knowledge" means (i) for Seller 1 the actual knowledge of the current managing director(s) of Seller 1 and any Person listed in Exhibit 13.2 and (ii) for Seller 2 the actual knowledge of the current managing director(s) of the general partner of Seller 2 and any Person listed in Exhibit 13.2, in each case as of the time of Signing and to the extent relevant, as of the time of Closing.

14.	Remedies

14.1	Restitution in Kind; Damages; Scope of Liability

14.1.1

If and to the extent that one or more of the Sellers Warranties pursuant to Section 13 is incorrect (such event a "Breach of Warranty"), the Sellers shall put the Purchasers, or at the election of the Purchasers, the affected Target Group Company within a period of 4 (four) weeks after Sellers have received a reasonably detailed written notice by the Purchasers of such Breach of Warranty in such position as the Purchasers or the respective Target Company would have been in without such Breach of Warranty (restitution in kind; Naturalrestitution), unless this is not possible or would result in unreasonable efforts. If the Sellers refuse such restitution in kind or it has not been effected within the period of 4 (four) weeks, each Seller as individual obligor (Einzelschuldner) as it regards the statements set forth in Sections 1 through 5 of Exhibit 13.1 relating to its Sale Shares and its Shareholder Loans, and otherwise the Sellers shall be required in any case to pay monetary damages (Schadenersatz in Geld) for any Losses (as defined below) suffered by the Purchasers or any of the Target Group Companies as a result of any Breach of Warranty to the Purchasers, or at the election of the Purchasers, to the affected Target Group Company within 20 (twenty) Business Days after the Purchasers have notified the Sellers of the amount of such Warranty Claim whereby Seller 1 shall be jointly liable with Seller 2 (gesamtschuldnerisch) and Seller 2 shall only be liable as individual obligor (Einzelschuldner).

14.1.2	"Losses" shall mean losses pursuant to §§ 249 et seq. of the German Civil Code (BGB).

14.1.3	Any claims of the Purchasers under this Section 14.1 are referred to as "Warranty Claims".

14.1.4

The Sellers shall not be liable for Warranty Claims if and to the extent that the Purchasers fail to give the Sellers the opportunity to remedy the Breach of Warranty pursuant to Section 14.1.1 within the agreed time period and the Sellers' liability is increased by such failure.

14.1.5

The Purchasers shall not be entitled to recover from the Sellers more than once in respect of the same damage suffered. In particular, without limitation, the foregoing shall apply where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchasers to a claim or remedy under or in connection with this Agreement.

14.1.6

With regard to Warranty Claims resulting from a Breach of Material Sellers Warranties Purchasers shall first use reasonable best efforts to be indemnified by the Carrier under the R&W Insurance Policy before seeking to be indemnified for the Losses suffered in connection with such Warranty Breach by the Sellers in accordance with this Section 14.

14.1.7

For purposes of determining the existence, or the amount of any Warranty Claims based upon or arising out of, any inaccuracy in or breach of any Seller Warranty contained in this Agreement, such determination shall be made without regard to "material", "material respect", "Material Adverse Change" or other materiality qualifications that may be contained therein.

14.2	Notice

In the event the Purchasers obtain positive knowledge of any Breach of Warranty that gives rise to a Warranty Claim, the Purchasers shall give the Sellers written notice thereof without undue delay (but only after having reasonable time to assess the Breach of Warranty and its consequences) after discovering all material underlying information relating to a Breach of Warranty, describing in reasonable detail the facts or circumstances that give rise to the Breach of Warranty and (to the extent known by the Purchasers) a good faith estimate of the monetary value of the claim.

The Purchasers shall allow, and shall cause the Target Group Companies to allow, the Sellers and their respective accountants and their respective professional advisors to investigate the matter or circumstances alleged to give rise to a Warranty Claim at their own cost and expense. For such purpose, the Purchasers shall, and shall cause the Target Group Companies to, within a reasonable time period, provide such information and assistance as the Sellers or their accountants or professional advisors may reasonably request in order to evaluate the Warranty Claim.

No delay in or failure to provide such written notice or co-operation as set forth above will limit or adversely affect the Purchasers’ rights or remedies in connection with a Warranty, except and to the extent such delay or failure has materially prejudiced the Sellers’ rights with respect to such Warranty Claim or materially limited the ability of the Sellers to reduce the Loss.

14.3	Third Party Claims; Contest Provisions

14.3.1

If the Purchasers become aware of any claim threatened or asserted against any Purchaser or a Target Group Company by a third party (including a public authority) that constitutes, arises out of or may result in a Breach of Warranty and if the Sellers may be responsible pursuant to Section 14.1 ("Third Party Claim"), then the Purchasers or Target Group Company shall without undue delay give written notice thereof to the Sellers, specifying the basis for such Third Party Claim in reasonable detail therein to the extent known to the Purchasers at the time of giving notice. The Purchasers shall ensure by suitable measures that the respective Target Group Company complies with the obligations under this Section 14.3.

14.3.2

The Sellers shall promptly (taking into consideration official deadlines and a necessary reasonable preparation time) and in any event not later than 2 (two) weeks after the receipt of the written notice regarding the respective Third Party Claim, notify the Purchasers (i) whether the Sellers dispute the Purchasers’ right to indemnification with respect to such Third Party Claim in connection with a Breach of Warranty or (ii) if the Sellers acknowledge such Purchasers' right of indemnification in principle (dem Grunde nach anerkennen), whether or not the Sellers desires to participate in the defense of the Purchasers or any of the Target Companies against such a Third Party Claim.

14.3.3

If the Sellers, within the 2 (two) weeks period provided for under Section 14.3.2, acting jointly, notify the Purchasers that they desire to jointly participate in the defense of the Purchasers or any of the Target Group Companies against a Third Party Claim and they are entitled to do so pursuant to Section 14.3.2, the Purchasers shall (i) allow the Sellers to participate in negotiations with the third party (to the extent reasonably possible and permitted), (ii) keep the Sellers reasonably informed, (iii) consult with the Sellers in the defense of any Third Party Claim, (iv) provide the Sellers with any information relating to such claim reasonably requested by the Sellers and shall cooperate with Sellers and their representatives, including advisors, to provide reasonable access to all relevant and necessary business records and documents.

The Purchasers shall at all times conduct such proceedings in good faith using reasonable endeavors to take the interests and any proposals of the Sellers into account, unless they are inconsistent with the reasonable interests of the Purchasers or the respective Target Group Company, including as to their relations with customers and suppliers. The Purchasers are not entitled to acknowledge or settle Third Party Claims without the prior written consent of the Sellers, such consent not to be unreasonably withheld or delayed.

14.3.4

If the Sellers (i) decide not to participate in the defense of a Third Party Claim or (ii) do not provide notice of intent to participate in due time, then the defense against the Third Party Claim shall be exclusively handled by the Purchasers without further requirements to provide information to the Sellers. In such a case, the Purchasers or the Target Group Company shall be free to acknowledge or settle the Third Party Claim without prior written consent of the Sellers if in their reasonable opinion such acknowledgement or settlement is in their best interest.

14.3.5

To the extent the Sellers are liable to the Purchasers for a Breach of Warranty due to the circumstances alleged in a Third Party Claim, the Sellers shall bear (i) the reasonable costs and expenses of the Purchasers and the respective Target Group Company as well as (ii) their own costs and expenses, as the case may be, in each case (i) and (ii) resulting from the defense of the Third Party Claim.

14.3.6

The Sellers shall act jointly in all matters concerning Third Party Claims as set forth in this Section 14.3 and in Section 14.4, through one of the Sellers or a jointly appointed joint representative, and the Purchasers shall be entitled to disregard any measure, notice or action initiated by one of the Sellers only.

14.3.7

The legal principles (Rechtsgedanke) of § 254 of the German Civil Code (BGB) shall, as between the Parties, apply mutatis mutantis to the conduct (or omission of such conduct) of any defense against a Third Party Claim.

14.3.8

No delay in or failure to provide information or co-operation as set in this Section 14.3 will limit or adversely affect the Purchasers’ rights or remedies in connection with a Warranty, except and to the extent such delay or failure has materially prejudiced the Sellers’ rights with respect to such Warranty Claim or materially limited the ability of the Sellers to reduce the Loss.

14.4	Coordination with Carrier

Notwithstanding anything to the contrary in this Agreement, to the extent required by the Carrier in connection with any claim made by the Purchasers under the R&W Insurance Policy, the conduct of the defense or prosecution of any Third Party Claim will be assigned to counsel selected or approved by the Carrier, or otherwise conducted in coordination with the Carrier, in each case without prejudice to the rights of the Purchasers hereunder, and Sellers and the Purchasers will cooperate with the Carrier and such counsel in the defense or prosecution of the Third Party Claim and otherwise comply with the requirements of the R&W Insurance Policy in connection therewith. Without limiting the foregoing, with respect to an Insured Claim, if the Carrier has recommended a monetary settlement within the R&W Insurance Policy liability limit which the applicable Third Party Claim claimant is prepared to accept, then Sellers shall be deemed automatically to consent to such settlement.

15.	Exclusion and Limitations of Liability

15.1	Disclosure

The Purchasers confirm that they have had access to information from and about the Company and have completed a thorough due diligence review with respect to the Sale Shares, Shareholder Loans, the Target Group Companies and their respective businesses, in each case satisfactory to the Purchasers, including the possibility to ask questions, prior to the signing of this Agreement. The Purchasers shall not be entitled to recovery for any Warranty Claim if and to the extent it is based on a breach of a Seller Warranty and prior to the effectiveness of this Agreement the Purchasers had actual knowledge of facts or circumstances and actual knowledge that such facts and circumstances actually constitute a breach of such Seller Warranty, provided that the burden of proof shall be on the Sellers to show that the Purchasers had such actual knowledge (positive Kenntnis) of facts and circumstances at the relevant time, and for the avoidance of doubt does not in any case (i) include constructive or imputed knowledge (fahrlässige Unkenntnis) or (ii) require any duty or obligation of inquiry and provided further that the foregoing shall not preclude a claim for a breach to the extent the Losses arising from such breach exceed the Losses that a Person in possession of the actual knowledge of the Purchasers prior to the Signing Date would reasonably have foreseen as arising from such breach.

For purposes of this Section 15.1, the actual knowledge of the Purchasers shall refer to the actual personal knowledge of the individuals listed on Exhibit 16.4 and such individuals are deemed to have knowledge of all facts or circumstances specifically disclosed in this Agreement including any of its Exhibits.

Concurrently with the notarization of this Agreement, Sellers have delivered to Purchasers five (5) true, correct and complete USB flash drive copies of the Data Room as of the Signing Date, one USB flash drive of which shall be attached hereto as Exhibit 15.1. If Purchasers request any additional USB flash drive copies of the Data Room, Sellers shall provide such additional copies at Purchasers’ expense.

15.2	No Double Relief

The Purchasers shall not be entitled to any Warranty Claim if and to the extent

15.2.1

the underlying facts or circumstances of the Breach of Warranty have been taken into account by way of an individual and specific accrual as part of the liability items (Passivposten) of the Financial Statements of any of the Target Group Companies as of the Locked Box Date (without limiting any claims for amounts in excess of any such accrual); or

15.2.2	the Losses arising from the Breach of Warranty are due to a change of any Laws or administrative practice after the Closing Date;

15.2.3

the Losses (including any premium increase, increased costs or costs of recovery) incurred are actually recovered from a third party (including insurers other than the Carrier, but excluding recoveries from the R&W Insurance Policy).

15.3	De Minimis Amount; Threshold

The Sellers shall only be liable for claims for a Breach of Warranty or a breach of a Tax Warranty pursuant to Sections 3.1(b) or (c) of Exhibit 17, if a claim exceeds individually (i.e., per claim or group of related claims based on the same or similar facts or circumstances) an amount of EUR 100,000.00 (Euros one hundred thousand) (the "De Minimis Amount") and the aggregate amount of all individual claims for a Breach of Warranty or a breach of a Tax Warranty pursuant to Sections 3.1(b) or (c) of Exhibit 17 exceeds EUR 1,000,000.00 (Euros one million) (the "Threshold " (Freigrenze)), provided that if the amount of the Threshold is reached the Sellers shall be liable for the full amount.

The limitations contained in this Section 15.3 shall only apply for claims for a Breach of Warranty or a breach of a Tax Warranty pursuant to Section 3.1(b) or (c) of Exhibit 17 and shall in particular not apply to any claim (i) for a Breach of a Material Sellers Warranty, (ii) under Exhibit 17 other than a claim for a breach of a Tax Warranty pursuant to Section 3.1(b) or (c) of Exhibit 17 and (iii) in respect of any Seller covenants in this Agreement.

15.4	Liability Cap

15.4.1

The aggregate liability of the Sellers, for Warranty Claims of the Purchasers, excluding claims resulting from a Breach of a Material Sellers Warranty and excluding claims in respect of Un-Insured Warranty Breaches (as defined below in Section 15.5), is limited to a maximum amount of EUR 1.00 (hereinafter referred to as the "Overall Liability Cap"). For any Warranty Claims that are covered by the R&W Insurance, the Purchasers acknowledge and agree that they shall have no recourse whatsoever against the Sellers beyond the liability cap set forth in this Section 15.4.1, irrespective of the execution, enforceability or scope of the R&W Insurance and the actual collection of any claims of the Purchasers against the R&W Insurance.

15.4.2	The aggregate liability of the Sellers for Warranty Claims resulting from a Breach of a Material Sellers Warranty shall be limited as follows:

(a)

If the Warranty Claims result from a Breach of a Material Sellers Warranty as it regards the statements set forth in Sections 1 through 5 of Exhibit 13.1 relating to the Sale Shares and the Shareholder Loans of the respective Seller, the aggregate individual liability (einzelschuldnerische Haftung) of each Seller shall be limited to the portion of the Aggregate Purchase Price allocated to such Seller in accordance with the Pro-Rata Allocation;

(b)

In all other cases of Warranty Claims resulting from a Breach of a Material Sellers Warranty, Seller 1 shall be jointly liable with Seller 2 (gesamtschuldnerisch) and Seller 2 shall only be liable as individual obligor (Einzelschuldner) whereby the aggregate liability of each Seller shall be limited to the portion of the Aggregate Purchase Price allocated to such Seller in accordance with the Pro-Rata Allocation.

15.4.3

The aggregate liability of the Sellers, for Warranty Claims based on Un-Insured Warranty Breaches not resulting from a Breach of a Material Sellers Warranty shall be limited to an amount of EUR 5,000,000 (Euro five million).

15.4.4	The aggregate liability of a Seller for claims under Section 10.4.4 shall be limited as set-out in Section 10.4.4.

15.4.5	The aggregate liability of a Seller for a Breach of Pre-Closing Covenants shall be limited as set-out in Section 10.6.

15.5	R&W Insurance

Except with respect to Warranty Claims of the Purchasers resulting from a Breach of a Material Sellers Warranty or in respect of Un-Insured Warranty Breaches or as otherwise expressly provided in this Agreement, any Warranty Claims by the Purchasers against the Sellers shall be satisfied solely from the R&W Insurance Policy. As used in this Agreement, an "Un-Insured Warranty Breach" means a breach of a Seller Warranty claims for which are excluded from the coverage of the R&W Insurance Policy (other than because of the retention provided for in the R&W Insurance Policy) as specifically described in Section IV (Exclusions) in the general terms and conditions of the R&W Insurance Policy attached hereto as Exhibit 10.8.

15.6	Time Limitations, Suspension

15.6.1	Any Warranty Claims will be time-barred (verjährt) after 24 (twenty-four) months from the Closing Date, except for

(a)	Warranty Claims based on a Breach of a Material Sellers Warranty, which will be time-barred after 5 (five) years from the Closing Date;

(b)

any Warranty Claims or any other claims in connection with this Agreement, arising as a result of intentional conduct (vorsätzliches Handeln) of any of the Sellers, which will be time-barred in accordance with the statutory provisions.

(collectively the "Time Limitations").

15.6.2

Any claim by the Purchasers hereunder shall be notified to the Sellers in writing prior to the expiration of the applicable Time Limitation. Such notification suspends (hemmt) within the meaning of § 209 of the German Civil Code (BGB) such Time Limitation with respect to the specific claim so notified in relation to both Sellers. § 203 of the German Civil Code (BGB) shall not apply, unless the Sellers and the Purchasers agree in writing that the Time Limitation is suspended on the basis of pending settlement negotiations.

15.7	Exclusion of further Remedies

The provisions of Section 14 of this Agreement form the entirety of the remedies assumed by the Sellers with respect to the consequences of a Breach of Warranty.

Any other rights and claims of the Purchasers in connection with a Breach of Warranty, including but not limited to any rights and claims relating to rescission (Rücktritt) or the winding up of the transactions contemplated in this Agreement (e.g. by way of Schadenersatz statt der Leistung), reduction of the purchase price (Minderung), damages (Schadensersatz), compensation for unnecessary expenses (Ersatz vergeblicher Aufwendungen), breach of pre-contractual duties (culpa in contrahendo) pursuant to § 311 sec. 2 of the German Civil Code (BGB), voidance (Anfechtung), any claims based on frustration of contract pursuant to § 313 of the German Civil Code (BGB) (Störung der Geschäftsgrundlage), § 275 sec. 2 of the German Civil Code (BGB) are excluded. The objection that the Share Purchase Price had been calculated on the basis of incorrect assumptions, is excluded.

The provisions of this Section 15.7 and of Sections 15.3, 15.4, 15.6.1(a) and 15.6.2 shall not apply to any rights and remedies based on willful deceit (arglistige Täuschung), intentional conduct (Vorsatz) or any injury of someone’s life, body or health (Verletzung des Lebens, des Körpers oder der Gesundheit), provided that only the relevant Seller having committed such fraud or willful misconduct or having caused any injury of someone's life, body or health shall be liable.

15.8	Except as explicitly stated otherwise herein or in Exhibit 17 (Tax), none of the provisions under this Section 15 shall apply to claims of the Purchasers pursuant to Section 17 and Exhibit 17 (Tax).

16.	Purchasers Warranties

16.1	Scope of Purchasers Warranties

The Purchasers hereby guarantee to the Sellers regardless of fault (verschuldensunabhängig), subject to the requirements and limitations provided in Section 16.3 in connection with Section 15 hereof, by way of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of § 311 sec. 1 of the German Civil Code (BGB) that the following statements (the "Purchasers Warranties") are correct, complete, and not misleading as of the Signing Date and as of the Closing Date or as of such other date or dates as expressly stated in the respective Purchasers Warranty.

16.2	Statements

16.2.1	Status of the Purchasers

(a)

Purchaser 1 has been duly established and validly exists as a company incorporated under the Law of the Netherlands. Purchaser 2 has been duly established and validly exists as a corporation under the Laws of Georgia, United States.

(b)

Purchaser 1 has full authority and capacity to enter into this Agreement, to purchase and acquire the Sale Shares sold by the Sellers hereunder and to perform the transactions contemplated herein. Purchaser 2 has full authority and capacity to enter into this Agreement, to purchase and acquire the Shareholder Loans sold by the Sellers hereunder and to perform the transactions contemplated herein. All approvals required of any corporate bodies of each Purchaser for the execution of this Agreement and the performance of the transactions contemplated hereby have been obtained prior to the execution of this Agreement.

(c)

The execution of this Agreement and performance of the transactions contemplated hereby require, except for applicable merger control and foreign trade proceedings as set forth in Section 7, no approval or consent by any court, governmental authority or other third party and do not violate any judicial or governmental order, judgment, injunction or decree, any applicable Law or any agreement, including any corporate documents, or other obligation, by which a Purchaser is bound.

16.2.2	Validity and Enforceability of Agreement

(a)

This Agreement and all other documents as contemplated hereby constitute legal, valid and binding obligations of the Purchasers enforceable against the Purchasers under German Law in accordance with their respective terms. There are no proceedings pending, or to the Purchasers’ Best Knowledge threatened, or which ought reasonably to be expected against or affecting the Purchasers before any court or arbitral or governmental body which in any manner challenges or seeks to prevent, forbid, alter or materially delay the transactions contemplated by this Agreement by any third party on any legal basis, including the voidance (Anfechtung) under the Laws for the protection of creditor rights, and there are no facts or circumstances likely to give rise to any such challenge.

(b)

No insolvency or similar proceedings regarding any Purchasers or any of its assets are pending or threatened and there are no circumstances which would require or justify the opening of or application for such proceedings. Neither Purchaser is illiquid (zahlungsunfähig) nor over-indebted (überschuldet) nor is such situation imminent.

16.2.3	Financial Capability

At the Closing Date, the Purchasers will have sufficient immediately available funds when combined with any debt financing of these transactions contemplated by the Purchasers to pay the Aggregate Purchase Price and the Repayment Amount.

16.3	Remedies and Limitations

If the Purchasers breach any Purchasers Warranty pursuant to Section 16 the provisions of Section 14.1, 14.2 and 15.2.2 shall apply mutatis mutandis with the exception of the limitation period for claims of the Sellers which shall be 24 (twenty-four) months in each case. The liability of the Purchasers for a breach of the Purchasers Warranties shall be limited to a maximum amount not exceeding the Aggregate Purchase Price.

16.4	Purchasers’ Best Knowledge

"Purchasers’ Best Knowledge", as used in this Section 16 means the actual knowledge, i.e. excluding the application of the principles of attributed knowledge or imputed knowledge, that any of the Persons listed in Exhibit 16.4 has as of the Signing.

17.	Tax Warranties and Tax Indemnifications

With respect to Taxes, the Sellers and the Purchasers agree as set forth in Exhibit 17.

18.	Undertaking of the Purchasers

18.1

Unless provided otherwise in this Agreement, the Purchasers undertake, insofar as not violating mandatory applicable Law, to cause the Target Group Companies to not bring claims of any kind and nature against the Sellers or shareholders of the Sellers or any member of the Target Group Companies advisory or management boards after the Closing, except for claims arising out of a willful breach of any statutory or contractual obligation and except as expressly provided in this Agreement.

18.2

If after the Closing Date, any Seller (or any of its Affiliates) and any of their respective current directors or any present board member of any Target Group Company (each a "Beneficiary" or collectively "Beneficiaries") are held liable by a Target Group Company or any predecessor of a Target Group Company for any liability or obligation arising out of or in connection with the conduct of business of any Target Group Company prior to the Closing Date, the Purchasers shall indemnify and hold harmless (freistellen) the Beneficiaries in respect of the relevant liability or obligation unless and except to the extent that (i) a Beneficiary is held liable for a willful act of such Beneficiary or a participation in any willful act or is to be held liable for any act or omission constituting a criminal offense under any applicable law ("Material Violations"), (ii) a Beneficiary is held liable by an insolvency administrator of a Target Group Company and the cause for the insolvency of the respective Target Group Company has been set prior to Closing, or (iii) any Purchaser has the right to be indemnified (freigestellt) from such liabilities or obligations or has any other claim under this Agreement in respect of Sellers Covenants, Warranty Claims, Tax or otherwise in respect of Sellers obligations in connection with this Agreement.

18.3

As regards directors and officers (D&O) insurance policies in effect for the Beneficiaries at the time of this Agreement, Purchasers shall ensure that the insurance cover that has existed under such policies in the past for the Beneficiaries shall remain in force after the Closing at least for a period of 5 (five) years after Closing and continue to cover any liabilities arising from actions or omissions of the Beneficiaries prior to Closing in accordance with the respective current terms of the respective policy (extended liability) without any restriction.

19.	Information Entitlement of the Purchasers

The Sellers agree that, prior to the Closing Date, the Purchasers shall, at the Purchasers’ cost and expense and each only to the extent permissible under all applicable Laws, including any applicable antitrust and merger control Laws, be entitled to receive such reasonably requested information on the business and operations of the Target Group Companies as it reasonably requests for the purpose of (i) preparing for the Closing, or (ii) preparing for the integration of the Target Group Companies after the Closing Date, or (iii) the debt financing of these transactions contemplated by the Purchasers and any subsequent debt financing contemplated to be provided to the Purchasers or any Affiliate after the Closing Date to refinance all or any part of the debt financing contemplated by the Purchasers, including prior to the Closing Date, causing the Target Group Companies to (A) provide historical and periodic financial statements concerning the Target Group Companies, and any "Know your Customer" information under U.S. law and similar reasonably required information concerning the Target Group Companies necessary for the Financing Sources to consummate the debt financing of these transactions contemplated by the Purchasers or any subsequent debt financings of Purchasers or their Affiliates, (B) use commercially reasonable efforts to participate (at the Purchasers’ sole expense) in a reasonable number of meetings (but not more than two primary bank meetings), lender presentations, rating agency presentations, road shows, due diligence sessions, if applicable, in each case, on reasonable advance notice and at mutually acceptable times, in connection with such contemplated debt financing or subsequent debt financing, and (C) reasonably cooperate to assist the Purchasers in causing the conditions for such contemplated debt financing to be satisfied concurrently with the Closing or as is otherwise reasonably requested by the Purchasers in connection with the Purchasers obtaining such contemplated debt financing. Any such information requests and any exchange of information shall take place during regular business hours and under reasonable circumstances without unreasonable interference with the business operations of the Target Group Companies and in full compliance with applicable Law. The Sellers shall reasonably cooperate, and shall cause the Target Group Companies to reasonably cooperate, in connection with the purposes described above.

20.	Information Entitlements of the Sellers

The Purchasers shall ensure that after the Closing Date, the Sellers and their representatives are given reasonable access during regular office hours of the Target Group Companies and without any interference with the business and operations of the Target Group Companies and in full compliance with applicable Law to, and are allowed, at the Sellers cost and expenses, to make copies of specific documents the content of which is, as it is reasonably established by the Sellers, for the sole purpose of preparing tax filings for the fiscal year 2018 or in other tax related matters regarding the fiscal year 2018, subject to the Sellers agreeing to a market standard confidentiality and nonuse undertakings in respect of all information derived in this process.

21.	Non-Competition; Non Solicitation

21.1

To ensure that the Purchasers may have and will enjoy the full benefit of the business, Seller 2 shall not, during a period of 2 (two) years following the Closing Date, directly or indirectly, compete or engage in any activity competing with the business of the Target Group in the field of manufacturing, distributing and selling rubber floor coverings or in the field of manufacturing, distributing and selling specialized rubber products of the types currently sold by the Target Group, in each case in the countries in which the Target Group directly or indirectly (e.g. through distributors) has offered its products at the Closing Date.

21.2

The Sellers undertake that they shall not, and that none of their Affiliates shall, to the extent legally permissible: for a period of 2 (two) years after the date of this Agreement solicit or induce, or attempt to solicit or induce, directly or indirectly, any employee of the Target Group to leave employment with any Target Group Company or to accept employment with a Seller or any other Person, provided, however, that the foregoing shall not apply (i)  to responses to or follow-up hiring in respect of general solicitation or advertisements for job positions not specifically directed to such employees; (ii)  to any employee who is dismissed by the Target Group or any of its Affiliates after the Closing Date or (iii)  to employment with the prior written consent of the Purchasers.

21.3	The Sellers hereby represent that they are not aware of any business within the Sellers or any of their Affiliates which competes in the business of the Target Group.

22.	Confidentiality; Public Announcements

22.1	Confidentiality Undertaking

22.1.1

The Sellers shall treat all Confidential Information regarding or owned by the Target Group Companies as strictly confidential, protect such information effectively against access by third parties, refrain from disclosing it to the public or to any third party and shall not use it for its own or for the benefit of others for a period of 5 (five) years after the Closing Date except as provided in this Agreement. To the extent Confidential Information includes trade and industrial secrets protected by § 17 of the German Act Against Unfair Competition (UWG) or other Trade Secrets protected by similar Laws protecting trade and industrial secrets ("Trade Secret Laws"), then such Trade Secrets shall be protected indefinitely or, if shorter, the maximum period of protection permitted by the applicable Trade Secret Law. The Purchasers acknowledge and agree that the Non Disclosure Agreement between nora systems GmbH and Purchaser 2, dated September 8, 2017 (the "NDA"), by its terms remains in full force and effect until the Closing and applies to information provided before Closing subject to the terms thereof.

22.1.2

Except as set forth in Section 22.2, each Party undertakes to keep and maintain in strictest confidence all Confidential Information relating to the other Party and the other Party’s Affiliates as strictly confidential, protect such information effectively against access by third parties, refrain from disclosing it to the public or to any third party and shall not use it for its own or for the benefit of others except as provided in this Agreement.

22.1.3

Subject to Section 22.1.4 "Confidential Information" means all information of whatever nature, no matter in which form or by whom such information is prepared, stored or communicated, about the Sellers, the Purchasers and the Target Group Companies as well as their respective Affiliates and their respective businesses and affairs, including business, organizational, technical, financial, marketing, operational, regulatory or sales information, as well as any analyses, reports, compilations, forecasts, studies or other documents prepared on the basis of or derived from such information.

22.1.4	The information referred to in Section 22.1.3 shall not be considered Confidential Information for the purposes of this Agreement if

(a)	it is or becomes generally available to the public other than as a consequence of a breach of this Agreement by the Party receiving such Confidential Information or its representatives;

(b)	it has been made public as required by Law, court proceedings or stock exchange rules applicable to the Parties or their respective Affiliates; or

(c)

it has rightfully been made available to a Party on a non-confidential basis by a third party (i.e. other than the Sellers, the Purchasers, their Affiliates or the Target Group Companies or their representatives), provided, that such third party has not been prohibited from transmitting the information to such Party by a legal, contractual, fiduciary or other obligation.

22.1.5

The Parties agree, however, that the legal representatives of their respective Affiliates, the members of their and their Affiliates’ respective corporate bodies, in each case including advisors of such Persons that are bound by professional confidentiality obligations (berufliche Verschwiegenheitsverpflichtungen), may receive Confidential Information on a need-to-know-basis to the extent such Persons are involved in the approval, execution or implementation of this Agreement or the transactions contemplated herein. In addition, the Parties agree, that the Purchasers and their Affiliates may make available Confidential Information to any bank, financial institution, lender, syndication partner or any party and their respective advisors, agents, attorneys and representatives (i) in connection with the financing of the transactions contemplated by this Agreement or (ii) in an exit of the Purchasers or their direct and indirect shareholders and such parties undertake to comply with the provision of this Section 22.1 in respect of such information as if they were a party to this Agreement and as is necessary in connection with its compliance with applicable securities Laws and under any applicable stock exchange rules or requirements, including as set forth in Section 22.2.

22.1.6

This Section 22.1 shall not prohibit disclosure of Confidential Information by a Party (or any Affiliate of a Party) to the extent that such Party (or its Affiliates) is legally compelled to disclose such information by subpoena or other legal process or request of a governmental authority or stock exchange or order of a court of competent jurisdiction or Law, but such Party will inform the other Parties as soon as practicable upon becoming aware that any such legally compelled disclosure applies so that the Purchasers or the Sellers, as the case may be, may seek a protective order or other appropriate remedy or waive the compliance with the provisions of this Agreement. The Party that is (or whose Affiliate is) legally compelled to disclose such Confidential Information will disclose only that portion of the Confidential Information that such Party reasonably determines it (or its Affiliate) is legally required to disclose, and will cooperate with the efforts of the Purchasers or the Sellers, as the case may be, to protect the Confidential Information from disclosure and to ensure that any information disclosed is kept and maintained in strictest confidence.

22.2	Public Announcements

The Parties agree that the initial press releases to be issued by Purchaser 2 and Seller 1 (or Intermediate Capital Group plc) with respect to the execution of this Agreement and the transactions contemplated hereby shall be in the form heretofore mutually agreed by the Purchasers and the Sellers. Notwithstanding anything else in this Agreement, the Sellers acknowledge and agree that Purchaser 2 will issue a press release in connection with the Closing, the form of which will be subject to the prior written consent of the Sellers (which will not be unreasonably withheld or delayed). Notwithstanding anything else in this Agreement, the Sellers acknowledge and agree that Purchaser 2 will file a Form 8-K with the SEC with respect to the execution of this Agreement and the transactions contemplated hereby (which shall include a copy of this Agreement), and plans to conduct one or more investor calls to discuss the transaction in greater detail. Purchaser 2 will also file a Form 8-K with the SEC with respect to the Closing and will make all other filings and issue all other releases required by applicable securities Law and stock exchange rules in whole or in part relating hereto. Any such filings, releases and/or discussions, as well as any materials presented and/or discussed during the above-referenced investor calls, may include financial and other information of and about the Target Group Companies and a description of the transactions contemplated by this Agreement, all of which shall be permitted hereunder without the prior written consent of the Sellers. Unless otherwise required by applicable Law or stock exchange rules and except for the press releases and filings contemplated by this Section 22.2, except as set forth in Section 22.1.5, and except as expressly agreed upon by all the Parties, no Party shall make any press release or similar public announcement with respect to this Agreement.

22.3	Survival of Confidentiality Obligation

The provisions set forth in Sections 22.1 and 22.2 shall survive the termination of this Agreement for a period of 5 (five) years after the Signing Date, or, in the case of Trade Secrets, indefinitely or, if shorter, the maximum period of protection permitted by the applicable Trade Secret Law, unless the Parties agree otherwise in writing.

23.	Notices; Joint Representative and Joint Action

23.1	Form of Notice

Unless otherwise explicitly set out in this Agreement, all notices and declarations in connection with this Agreement shall be made in text form (Textform), it being understood that a facsimile or a pdf of the original signed version sent by email is sufficient. Where a notice or declaration to be made requires, by Law or by explicit provision of this Agreement, the written form (in writing, written) the notice shall be made in writing (Schriftform) it being understood that a facsimile or a pdf of the original signed version sent by email is sufficient to meet the relevant deadline, if applicable, if it is followed by a written notification sent by mail. All notices, communications or deliverables of a Party shall be directed to the recipients of the other Party(Parties) as set out in Section 23.1.1 or to such other recipients or addresses as may be notified by any Party to the other Party or Parties in the future in writing.

The Sellers have appointed and authorized Seller 1 as the Joint Sellers Representative, herewith granting legal power of attorney to Seller 1, as a result of which the Purchasers are entitled to furnish and to receive notices and to make and to receive declarations in connection with this Agreement, to and from the Sellers, with legal effect for both Sellers (Vertreter und Empfangsvertreter).

The Purchasers have appointed and authorized Purchaser 2 as the Joint Purchasers Representative, herewith granting legal power of attorney to Purchaser 2, as a result of which the Sellers are entitled to furnish and to receive notices and to make and to receive declarations in connection with this Agreement, to and from the Purchasers, with legal effect for both Purchasers (Vertreter und Empfangsvertreter).

23.1.1	Contact Details for the Sellers

Sellers:	DealCo Luxembourg II S.à r.l. 6D route de Trèves L-2633 Senningerberg Luxembourg

Attention:	Board of Managers

Fax:	+352 26686220

E-Mail:	#MF-ICGEFVI@maplesfs.com; Anne-Sophie.Davreux@icgam.com; Fantine.Jeannon@icgam.com

With copy (which shall not constitute notice) to:

Volker Kullmann/Dr. Marcus Klie

c/o Sidley Austin (CE) LLP

Maximilianstraße 35

80539 Munich, Germany

Fax: +49 89 2444 09101

E-Mail: vkullmann@sidley.com; mklie@sidley.com

23.1.2	Contact Details for the Purchasers

Purchasers:	Interface, Inc. 2859 Paces Ferry Road Suite 2000 Atlanta, Georgia 30339 U.S.A.
Attention:	General Counsel

Fax:	+1 770-319-6270

E-Mail:	david.foshee@interface.com

With copy (which shall not constitute notice) to:

Dr. Oliver Böttcher

c/o Heuking Kühn Lüer Wojtek

Magnusstraße 13

D-50672 Köln

Germany

Fax: +49 221 2052 1

E-Mail: o.boettcher@heuking.de

And a copy (which shall not constitute notice) to:

W. Benjamin Barkley

Kilpatrick Townsend & Stockton LLP

1100 Peachtree Street NE, Suite 2800

Atlanta, Georgia 30309-4528, United States

Fax + 1 404 541 3121

E-Mail: bbarkley@kilpatricktownsend.com

23.2	Joint Action and Joint Representation

The Parties herewith agree that, except where specifically excluded in this Agreement

(a)

the Sellers (i) shall only act jointly in respect of any and all rights and claims the Sellers have or may have in connection with this Agreement and (ii) shall be jointly represented for all notices and declaration to be made by the Purchasers in connection with this Agreement towards the Sellers as set forth in Section 23.1; and

(b)

the Purchasers (i) shall only act jointly in respect of any and all rights and claims the Purchasers have or may have in connection with this Agreement and (ii) shall be jointly represented for all notices and declaration to be made by the Sellers in connection with this Agreement towards the Purchasers as set forth in Section 23.1.

24.	Costs and Fees; Transfer and Real Estate Taxes

24.1	Costs of Advisers

Each Party shall bear the costs and expenses incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated herein, including any professional fees and disbursements of its counsel, financial advisors or accountants. For the avoidance of doubt, any payment or assumption of the Sellers’ costs and expenses incurred by any Seller in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated herein by any Target Group Company shall be treated as Leakage.

24.2	Other Costs; Fees

The fees of any Merger Control Authority as well as the costs of the notarial recording of this Agreement and any registration fees or notarial fees otherwise incurred in the execution of this Agreement at the Signing or Closing through the measures foreseen for Signing and / or Closing shall be borne by the Purchasers.

24.3	Transfer Taxes; RETT

Except as set forth in Section 5.5, any transfer taxes, including real estate transfer tax ("RETT" – Grunderwerbsteuer) and similar domestic or foreign taxes or charges resulting from the execution and consummation of this Agreement shall be borne by the Purchasers.

25.	Governing Law; Disputes

25.1	Governing Law

Except for the assignment of the Seller 1 SHL Receivables which shall be governed by, and be construed in accordance with, English law, this Agreement and any non-contractual obligations in connection therewith shall be governed by, and be construed in accordance with, the Laws of the Federal Republic of Germany, excluding its conflicts of Laws rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG); provided that notwithstanding the foregoing, any disputes involving any Financing Sources or any commitment letter in connection with any debt financing of the transactions contemplated by the Purchasers or the debt financing contemplated thereby, will be governed by and construed in accordance with applicable laws of the State of New York, U.S.A., without giving regard to conflicts or choice of law principles that would result in the application of any law other than the State of New York, U.S.A.

25.2	Settlement of Disputes

25.2.1	Negotiation Period; Limitation on Recourse to Lenders

(a)

Any dispute or controversy arising out of or in relation to this Agreement including its existence, validity or termination ("Dispute") shall be settled amicably by negotiation between the Parties within 60 (sixty) days from the date of written notice of either Party of the existence of such Dispute (such 60 (sixty) days period the "Negotiation Period"). During the Negotiation Period the Time Limitation or time-bar (Verjährung) of the respective claims which are subject to the Dispute ("Dispute Claims") is suspended (gehemmt). The suspension of the Time Limitation or time-bar of the Dispute Claims terminates after the expiry of the Negotiation Period if the Dispute is not settled during the Negotiation Period.

(b)

Notwithstanding anything to the contrary herein, the Sellers hereby (i) acknowledge that none of the Financing Sources or their respective Affiliates, officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives involved in the debt financing contemplated by any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers or any subsequent debt financing provided to the Purchasers or any of their Affiliates) or their successors and assigns, shall have any liability to the Sellers under this Agreement or for any claim made by the Sellers based on, in respect of, or by reason of, the transactions contemplated hereby or any subsequent debt financing contemplated to be provided to the Purchasers or any of their Affiliates, including, but not limited to, any dispute relating to, or arising from, any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers or the performance thereof or the debt financing contemplated thereby or any subsequent debt financing contemplated to be provided to the Purchasers or any of their Affiliates, (ii) waives any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) the Sellers may have against any Financing Source and any of their respective Affiliates, officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives and their successors and assigns relating to this Agreement, any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers, the debt financing contemplated thereby or any subsequent debt financing contemplated to be provided to the Purchasers or any of their Affiliates, or the transactions contemplated hereby or thereby, and (iii) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source or any of their respective Affiliates, officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives involved in the debt financing contemplated by any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers or their successors and assigns in connection with this Agreement, any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers, the debt financing contemplated thereby or any subsequent debt financing contemplated to be provided to the Purchasers or any of their Affiliates, or the transactions contemplated hereby or thereby. Nothing in this Section 25.2.1 will limit the rights of the Purchasers or any of their Affiliates thereof in respect of any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers or the debt financing contemplated thereby or any subsequent debt financing contemplated to be provided to the Purchasers or their Affiliates. Without limiting the foregoing, no Financing Source nor any of their respective Affiliates, officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives involved in the debt financing contemplated by any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers or any subsequent debt financing provided to the Purchasers or their Affiliates, or their successors and assigns, shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to the Sellers.

25.2.2	Arbitration

Failing such amicable settlement, all disputes arising under or in connection with this Agreement or its validity shall be finally settled by arbitrators in accordance with the rules of the International Chamber of Commerce as in force at the date of such proceedings without recourse to the ordinary courts of Law. The number of arbitrators shall be 3 (three) one of whom shall be nominated by the Sellers, one by the Purchasers and the third of whom, who shall be qualified as a judge or lawyer under German law and shall act as chairman, shall be nominated by the two other arbitrators, provided that if the third arbitrator has not been nominated within 20 (twenty) Business Days of the nomination of the second arbitrator, such third arbitrator shall be appointed by the International Court of Arbitration of the International Chamber of Commerce. The venue of the arbitration shall be London. The language of the arbitration proceedings shall be English. This arbitration clause shall be governed by the Laws of the Federal Republic of Germany. The exclusion of recourse to the ordinary courts of Law also comprises the right to third party notices (Streitverkündung) between the Parties in connection with a dispute arising in connection with this Agreement between any Party and a third party.

25.2.3	Confidentiality

The Parties undertake to keep confidential (i) all awards obtained in the arbitral proceedings, (ii) all materials submitted or created for the purposes of the arbitral proceedings and (iii) all other documents produced by a Party, in each case of (i) to (iii) except and to the extent that information or documents are (x) already lawfully in the public domain, or (y) disclosure thereof may be required by a Party to comply with mandatory Law (including any securities Law or stock exchange rule) or to protect or pursue a legal right or to enforce or challenge an award granted in legal proceedings before an arbitrator. Section 22.1 shall apply mutatis mutandis.

26.	Final Provisions

26.1	Entire Agreement

This Agreement (including all Exhibits and Schedules hereto) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto except as expressly provided otherwise herein. This Agreement or any of its provisions (including this Section 26.1) may be amended, waived or terminated only by written instrument (or any stricter form required by mandatory Law) executed by both Parties and explicitly referring to this Agreement. Notwithstanding anything to the contrary contained herein, Section 25.1, Section 25.2.1(b) or this Section 26.1 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 25.1, Section 25.2.1(b) or this Section 26.1) may not be modified, waived or terminated in a manner that is materially adverse to the Financing Sources (taken as a whole) without the prior written consent of the Financing Sources.

26.2	Assignment

Except as expressly set forth in this Section 26.2 or elsewhere in this Agreement and to the extent such exclusion being legally admissible, no Party may assign, delegate or otherwise transfer in whole or in part any of its rights or obligations under this Agreement without the prior written consent of the other Party, except for the assignment of rights or claims pursuant to this Agreement by the Purchasers as security to a bank, financial institution or other entities providing financing to the Purchasers or any of their Affiliates, or a person acting as agent or trustee on behalf of such bank, financial institution or other entity providing financing. The Purchasers shall notify the Sellers of any such assignment and the assignee. Unless provided for in this Agreement, neither this Agreement nor any provision contained in this Agreement is intended to confer any rights or remedies upon any Person other than the Parties; provided, however, that the Financing Sources shall be express third party beneficiaries of and have the right to enforce Sections 25.1, 25.2.1(b), this Section 26.2 and Section 26.1. In case of any transfer or assignment, the limitations of liability of the applicable Party shall also apply vis-à-vis the assignee or transferee.

26.3	Exhibits, Schedules

The Exhibits to this Agreement and the Schedules to Exhibits are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Exhibits and the Schedules to those Exhibits as a whole.

26.4	Interpretation

This Agreement may be translated into German or other languages, but the official language of this Agreement is English. Any term to which a German translation has been added shall be interpreted throughout this Agreement as having the meaning assigned to it by such German translation and, with respect to any applicable jurisdiction other than Germany, such term shall be interpreted in accordance with comparative Law (rechtsvergleichend) to come as close as possible to the legal meaning of the German term in such other applicable jurisdiction.

The term "including" as used in this Agreement (including all Exhibits and schedules) means in all instances "including without limitation".

26.5	Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become, either in whole or in part, void (nichtig), ineffective (unwirksam) or unenforceable (undurchsetzbar), this shall not affect the validity, effectiveness and enforceability of the other provisions of this Agreement. In such event the Parties shall recognize and give effect to such valid, effective and enforceable provision or provisions that come as close as legally possible to the commercial intention of the Parties pursued with the void, invalid or unenforceable provision. The same shall apply if this Agreement contains any gaps (Vertragslücken).

...-...

This deed was read by the notary to the persons appearing, accepted by the persons appearing and signed by them and the notary as follows:

Marie Theres Recifo

Patrick Heinrichs

Dr. Oliver Böttcher

Dr. Andreas Lenz

Dr. Marc Hermanns

Exhibit 1

Definitions

Definitions

For the purposes of this Agreement, the following defined terms, which are identified by capitalization (Großschreibung), shall always have the meaning as set forth in this Exhibit 1, it being understood that these definitions are applicable to the singular as well as the plural forms of such terms.

Defined Term	Meaning
"Affiliate"

means, with respect to any Person, any general or limited partnership, corporation, business trust, limited liability company, trust, association, civil Law partnership or other unincorporated organization, or any other entity or individual, which is a shareholder and/or an affiliate (verbundenes Unternehmen) within the meaning of sections 15 et seqq. German Stock Corporation Act (Aktiengesetz) or a relative or an affiliated individual (nahestehende Person) within the meaning of section 15 German Tax Code (Abgabenordnung) of any such Person or of any such Person’s shareholder and/or affiliate (verbundenes Unternehmen), but, with respect to this Agreement except Section 10.4, excluding any entity in which any funds advised or managed by Intermediate Capital Group plc holds any equity or debt interest.

"Agreement"	as defined in the Preamble
"Aggregate Purchase Price"	as defined in Section 5.1
"AktG"	means the German Stock Corporation Act (Aktiengesetz- AktG)
"Beneficiary"	as defined in Section 18.2
"BGB"	means the German Civil Code (Bürgerliches Gesetzbuch)
"Breach of Pre-Closing Covenant"	as defined in Section 10.6
"Breach of Warranty"	as defined in Section 14.1.1
"Business"	as defined in Section 11.3

Defined Term	Meaning
"Business Day"

means any day (other than Saturday, Sunday and public holidays in Frankfurt a. M., Germany or New York City, New York, USA), when banks are open for business to the general public in Frankfurt a. M., Germany and in New York City, New York, USA.

"Carrier"	means Beazley Furlonge Ltd
"Closing"	as defined in Section 8.1
"Closing Actions"	as defined in Section 12.1
"Closing Conditions"	as defined in Section 11
"Closing Confirmation"	as defined in Section 12.1.4
"Closing Date"	as defined in Section 8.2
"Closing Meeting"	as defined in Section 8.1
"Closing Long Stop Date"	as defined in Section 12.3.1(a)
"Confidential Information"	as defined in Section 22.1.3
“Consulting Covenant“	as defined in Section 3.6
"Contentious Litigation Proceeding"	as defined in Section 7.1.3
"Data Room"	means the virtual data room provided by the Sellers to the Purchasers and their Representatives on the website of Merrill Corporation
"Definitions"	as defined in Section 1
"De Minimis Amount"	as defined in Section 15.3
"Disclosed Information"	as defined in Section 15.1
"Dispute"	as defined in Section 25.2.1
"Dispute Claims"	as defined in Section 25.2.1
"DOJ"	as defined in Section 7.1.4
"Employee Loans"	as defined in Section 10.10
"Exempted Intra Group Agreements"	as defined in Section 4.2.1

Defined Term	Meaning
"Facility Agent"	as defined in Section 2.5.1
"FCO"	as defined in Section 7.1.4
"Financing Agreement"	as defined in Section 2.5.1
"Financing Banks"	as defined in Section 2.5.1
"Financing Sources"

means any lender that has entered into any commitment letter in connection with any debt financing of these transactions contemplated by the Purchasers (including by joinder), together with any other bank, financial institution or other lender that may provide any subsequent debt financing to the Purchasers or their Affiliates to refinance all or any portion of the debt financing relating to these transactions contemplated by the Purchasers, and their respective Affiliates, together with any other lenders that have entered into any credit agreements, indentures, commitment letters or similar agreements pursuant thereto or relating thereto, together with their respective Affiliates.

"Foreign Trade Authority"	as defined in Section 7.1.5
"FTC"	as defined in Section 7.1.4
"Full Repayment Amount"	as defined in Section 2.5.3
"Fundamental Breach of Pre-Closing Covenants"	as defined in Section 11.4
"GAAP"	Generally Accepted Accounting Principles
"HGB"	German Commercial Code (Handelsgesetzbuch)
"HSR Act"	means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder
"Insured Claim"	means any Third Party Claim or other claim that has given, or would reasonably be expected to give, rise to losses that are insured pursuant to the R&W Insurance Policy

Defined Term	Meaning
"Law"

means any domestic and foreign law (in Germany: Gesetze, Verordnungen, Satzungen), statute, ordinance (in Germany: Verwaltungsvorschriften), rule, regulation (in Germany: technische Normen und Regelwerke), code, constitution, treaty, common law, stock exchange rule or other requirement or rule of law of any governmental authority or stock exchange that is in force and binding or otherwise applicable, including any administrative permits acts, deeds measures, decisions and permits of all kind.

"Leakage"	as defined in Section 10.4.2
"Locked Box Date"	as defined in Section 3.3
"MAC Notice"	as defined in Section 12.3.1(i)(ii)
"MAC Withdrawal Right Period"	as defined in Section 12.3.1(i)(ii)
"Material Adverse Change"	as defined in Section 11.3
"Material Sellers Warranty"	Warranties set out in Sections 1 through 5 of Exhibit 13.1
"Merger Control Authority"	as defined in Section 7.1.1
"Material Violations"	as defined in Section 18.2
"NDA"	as defined in Section 22.1.1
"Negotiation Period"	as defined in Section 25.2.1
"nora US"	as defined in Section 10.10
"Ordinary Course Obligation"	as defined in Section 10.3.2
"Overall Liability Cap"	as defined in Section 15.4.1
"Parties"	as defined in the introduction of the Parties
“Partners’ Approval”	as defined in Section 3.6
"Party"	as defined in the introduction of the Parties
"Permitted Leakage"	as defined in Section 10.4.3

Defined Term	Meaning
"Person"

means any natural person (natürliche Person), a general or limited partnership, corporation, business trust, limited liability company, trust, association, special funds under public law, civil Law partnership or other unincorporated organization, or any other entity or organization, including any government or governmental authority.

"Pro-Rata Allocation"	as defined in Section 5.4
"Purchaser 1"	as defined in the introduction of the Parties
"Purchaser 2"	as defined in the introduction of the Parties
"Purchasers"	as defined in the introduction of the Parties
"Purchasers Warranties"	as defined in Section 16.1
"Purchasers’ Account"	as defined in Section 6.1.6
"Purchasers’ Best Knowledge"	as defined in Section 16.4
"Purchasers’ Repayment Amount"	as defined in Section 2.5.3
"Resigning Individuals"	as defined in Section 10.9
"R&W Insurance Policy"	means the representations and warranties insurance policy meeting the requirements of Exhibit 10.8.
"Sale Shares"	as defined in Section 2.1
"Scheduled Closing Date"	as defined in Section 8.1
"SEC"	means the U.S. Securities and Exchange Commission
"Security Agent"	as defined in Section 2.5.1
"Security Release Letter"	as defined in Section 2.5.4
"Seller 1"	as defined in the introduction of the Parties
"Seller 1 Cash Interest Shareholder Loan"	as defined in Section 2.4.3
"Seller 1 Shareholder Loans"	as defined in Section 2.4.2
"Seller 1 SHL Receivables"	as defined in Section 2.4.3
"Seller 2"	as defined in the introduction of the Parties

Defined Term	Meaning
“Seller 2 PoAs”	as defined in Section 3.6
"Seller 2 Shareholder Loan"	as defined in Section 2.4.2
"Seller 2 SHL Receivables"	as defined in Section 2.4.3
"Seller's Nominee"	as defined in Section 10.4.3
"Seller Payment Claims"	as defined in Section 4.2.3
"Sellers"	as defined in the introduction of the Parties
"Sellers’ Accounts"	as defined in Section 6.1.6
"Sellers Affiliates"	all Affiliates of the Sellers in the meaning of §§ 15 et seqq. German Stock Corporation Law (AktG), except for the Target Companies
"Sellers’ Best Knowledge"	as defined in Section 13.2
"Sellers Warranties"	as defined in Section 13.1
"Share Purchase Price"	as defined in Section 5.2.2
"Shareholder Loan Purchase Price"	as defined in Section 5.3.2
"Shareholder Loan Receivables"	as defined in Section 2.4.3
"Shareholder Loans"	as defined in Section 2.4
"Signing"	the finalization of the notarization of this Agreement
"Signing Date"	the date of the notarization of this Agreement
"Subsidiaries"	as defined in Section 2.2
"Target Company"	as defined in Preamble (A)
"Target Group Companies"	as defined in Section 2.3
"Target Group"	as defined in Section 2.2
"Third Party Claim"	as defined in Section 14.3.1
"Third Party Financing"	as defined in Section 2.5.1
"Threshold"	as defined in Section 15.3

Defined Term	Meaning
"Time Limitations"	as defined in Section 15.6.1
"Trade Secret"	as defined in Exhibit 13.1
"Trade Secret Law"	as defined in Section 22.1.1
"Transfer Conditions"	as defined in Section 3.4
"Un-Insured Warranty Breach"	as defined in Section 15.5
"VAT"	as defined in Section 5.5
"Warranty Claims"	as defined in Section 14.1.3

...-...

Exhibit 10.3.2

Ordinary Course Covenants

1.	Corporate Structure

a)	Any amendments of the articles of association (or the equivalent under any applicable jurisdiction) or the adoption of any respective shareholder’s resolution of any of the Target Group Companies;

b)

Sale, disposal or transfer or creation of any Encumbrance (as defined in Exhibit 12.1 of the Agreement) on any of the shares or participations in a Target Group Company in favor or for the benefit of any party which is not a Target Group Company.

c)

Issue of any new shares, or granting of any subscription rights, options, warrants, pre-emptive rights, rights of first refusal or other rights to receive shares to any party which is not a Target Group Company, or reduction, split, combination, reclassification, repayment, repurchase, redemption or increase or other amendment of the share capital, or the capital contributions, of any of the Target Companies;

d)

Any measures pursuant to the German Reorganisation Act (Umwandlungsgesetz) or any similar measures pursuant to the Laws of any other jurisdiction in relation to any Target Group Company or any other restructuring, recapitalization or reorganization of any Target Group Company;

e)

Entering into any enterprise agreement within the meaning of §§ 291, 292 of the German Stock Corporation Act or the equivalent to any of the foregoing under the Laws of any applicable jurisdiction with any party which is not a Target Group Company;

f)

Dissolution or liquidation of any Target Group Company or any other measure requiring approval of a majority of 75% or more of the votes or capital of any of the Target Group Companies which is not already captured by c), d) or e) above;

2.	Assets, and Business Operations

a)

Sale, lease, transfer or Encumbrance of any fixed tangible or intangible assets (Anlagevermögen) (e.g. real estate or any rights in rem (dingliche Rechte)) required for or currently used in the business operations of the Target Group Companies with a value of more than EUR 100,000 net in the individual case or;

b)

Sale, lease, transfer, Encumbrance or acquisition of any businesses or opening or closure of any business establishments (Betriebsstätten) or parts thereof; abandoning of any business line or commencement of any new lines of business or opening or closure of branch offices operated by any of the Target Group Companies;

c)

Transfer, assignment or grant of any covenant not to sue, or any license or sublicense or the equivalent of any rights under or with respect to any Intellectual Property of the Target Group Companies, or any cancellation, abandonment, lapse or expiration of any such Intellectual Property;

d)

(i) Sale, transfer, or disposal of, or creation of an Encumbrance on (x) any Target Group Company, (y) its shares or (z) its material tangible or intangible assets or, in each case, parts thereof outside the ordinary course of business, (ii) acquisition (by merger, acquisition or takeover of stock or assets) of any corporation, partnership or other business organization or division or making any equity investments therein or (iii) the acquisition of material tangible or intangible assets outside the ordinary course of business, including the entering into any agreement regarding the transactions and other actions described under (i)-(iii) above;

e)	Closure of or opening of any business establishments (Betriebsstätten) or new branches or business lines, including joint ventures and co-operations, regardless of legal form;

f)	Appointment of new auditors for any of the Target Group Companies;

3.	Financial Matters

a)

Taking out any loans or credits or incurring any other financing liabilities except for (i) intra-group financings outside the existing cash pool up to EUR 1,000,000 in the individual case that may be extended upon request of the respective Target Group Company and (ii) short term debt payable to third parties (including any reimbursement obligation in respect of commercial letters of credit issued in the ordinary course) that may be extended upon request of the respective Target Group Company and that does not exceed EUR 100,000 in the individual case and EUR 1,000,000 in the aggregate.

b)

Granting of any loans or assuming any guarantee or liability for the repayment of debts or due performance to the benefit of another Target Group Company, except under the existing cash pool, or a third party;

c)	Incurring any other financial liability outside the existing cash pool exceeding EUR 1,000,000 in each individual case or EUR 3,000,000 in the aggregate;

d)	Cancellation, waiver or other settlement of any claims or rights with a value exceeding EUR 75,000 in each individual case or EUR 200,000 in the aggregate;

e)

Change of accounting methods and practices, including alteration of the current procedures regarding the issue of invoices, collection of receivables, granting of rebates or cash discounts (Skonto), ordering of inventory and accounting, payment of trade payables;

f)

Making or committing to make any capital expenditures exceeding EUR 50,000 (Euro fifty thousand) outside the ordinary course of business and any capital expenditure not consistent with the capital expenditure plan of the Target Group Companies for 2018 and the past practice of the Target Group Companies;

4.	Employees and employment matters

a)

Granting of any increase in wages, salaries, bonuses or other remuneration of any manager, director or employee other than increases which are provided for by collective bargaining agreements (Kollektivverträge), shop agreements (Betriebsvereinbarungen) or individual employment contracts or references to such collective bargaining or shop agreements in individual employment contracts;

b)	Granting of any increase in remuneration of any consultant or service provided other than increases which are provided for in existing contracts;

c)

Making any material change in the terms of employment of a Key Employee of a Target Group Company or make any material change to the general terms of employment of multiple employees of any category of employees representing a significant number of employees of the respective Target Group Company;

d)	Adoption, termination, amendment or modification of any benefit plan of any of the Target Group Companies.

5.	Agreements

a)

Entering into any agreement with any of the Sellers or any of the Sellers Affiliates except for any agreements with an entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest if effected in the ordinary course of business on commercially reasonable terms;

b)

Entering into any rental or lease agreement that provides for (i) annual payments in excess of EUR 50,000 or (ii) that cannot be terminated by the respective Target Group Companies on three months’ or less notice without penalty;

c)	Entering into any derivative contract, including interest rate hedges and foreign currency hedges, of any type;

d)

Entering into any other agreement outside the ordinary course of business and with a value of more than EUR 75,000 per annum or that cannot be terminated upon three months (or less) notice without penalty;

e)

Making any material changes regarding the compensation, bonus, extra compensation, pension, severance pay, or any other remuneration to any of the Target Group Companies’ advisors, sales representatives or commercial agents, except and to the extent where required by mandatory law or by agreements existing at the Signing Date;

f)

Making any material changes regarding, or terminating, any of the Material Contracts (Section 15.1 of Exhibit 12.1 of the Agreement) except and to the extent where required by mandatory Law or obligated by agreements existing at the Signing Date;

g)	Amendment of the insurance protection of the business existing at the Signing Date.

Exhibit 13.1
Sellers Warranties

TABLE OF CONTENTS

Page

I.	Corporate Matters; Financial Information	1
1.	Status and Capacity	1
2.	Validity and Enforceability of Agreement	1
3.	Status of the Target Group Companies	1
4.	The Shares	3
5.	The Shareholder Loans	3
6.	Financial Statements	3

II.	Assets	7
7.	IP Rights; Information Technology	7
8.	IT Systems	10
9.	Suppliers and Customers	10
10.	Real Property	11
11.	Operating Assets	12
12.	Bank Accounts; Powers of Attorney; Bonds	13

III.	Employees	13
13.	Employment Matters	13
14.	Pension Matters; Employee Benefits	16

IV.	Material Contracts	18
15.	Material Contracts	18

V.	Risk Management; Conduct of Business	20
16.	Insurance	20
17.	Permits; Compliance	21
18.	Legal Disputes	23
19.	Product Quality	23

VI.	Miscellaneous	24
20.	No Finder’s Fee or Management Incentives	24
21.	Accuracy of Information	24

I.     Corporate Matters; Financial Information

1.	Status and Capacity

1.1

Each respective Seller has been duly established and is validly existing under the Laws of its jurisdiction of incorporation. Each respective Seller has full authority and capacity to enter into this Agreement, to sell and transfer its Sale Shares and, thereby indirectly, the shares and participations and interests in the Target Group Companies, and to perform the transactions contemplated herein. All approvals required of any corporate bodies of each respective Seller for the execution of this Agreement and its performance of the transactions contemplated hereby have been obtained.

1.2

The execution of this Agreement and performance of the transactions contemplated hereby require, except for applicable merger control and foreign trade proceedings, no approval or consent by any court, governmental authority or other third party and do not violate any judicial or governmental order or decree, any applicable Law or any agreement, including any corporate documents, or other obligation by which a Seller is bound.

2.	Validity and Enforceability of Agreement

2.1

This Agreement and all other documents as contemplated hereby constitute legal, valid and binding obligations of each respective Seller, enforceable against each of them under German law and under the applicable Laws of the country in which such Seller has its statutory seat in accordance with its respective terms. There are no proceedings pending, or to Sellers’ Best Knowledge threatened in writing against or affecting any Seller or the Target Group Companies, before any court or arbitral or governmental body that challenges or seeks to prevent, alter or delay the transactions contemplated by this Agreement by any third party on any legal basis, including the rescission (Anfechtung) under the applicable Laws for the protection of creditor rights, and there are no facts or circumstances that would reasonably be expected to give rise to such challenge.

2.2

No insolvency or similar proceedings regarding any Seller or its respective assets are pending or threatened in writing under any applicable Laws and there are no circumstances that would require or justify the opening of or application for such proceedings under applicable German Law and under the applicable Laws of the country in which any such Seller has its statutory seat. Each Seller is not illiquid (zahlungsunfähig) or over-indebted (überschuldet) nor is any such situation imminent under applicable German Law and under the applicable Laws of the country in which such Seller has its statutory seat.

3.	Status of the Target Group Companies

3.1

Each of the Target Group Companies has been duly established and exists validly under the Laws of its respective jurisdiction of incorporation and has its effective seat of administration in the respective country of its incorporation. Each of the Target Group Companies has, and has had for the last three (3) years, the requisite corporate power and authority to carry on its respective business.

3.2

Other than the shareholdings and participations in the Subsidiaries, as set forth in Exhibit 2 to the SPA, none of the Target Group Companies holds - directly, indirectly or in trust - any shares, interests or equity (including, without limitation, silent partnerships and sub-participations) in, or has entered into any agreement to acquire or hold any shares, interests or equity in or to establish any other entity.

3.3	None of the Target Group Companies is party to any joint venture, consortium, partnership or other syndicate other than those listed in Schedule 3.3.

3.4	None of the Target Group Companies has established a supervisory board (Aufsichtsrat), advisory board (Verwaltungsrat or Beirat) or any similar corporate body except as disclosed in Schedule 3.4.

3.5

None of the Target Group Companies has entered into any domination and/ or profit and loss pooling agreements with parties other than Target Group Companies or any other agreements within the meaning of § 291 et seq. AktG or similar agreements such as business management agreements (Betriebsführungsverträge) except as disclosed in Schedule 3.5. Except as disclosed in Schedule 3.5, the Target Group Companies have not entered into any cash pooling or similar agreements.

3.6

Schedule 3.6 contains a correct and complete list of the up to date versions of the material articles of association, articles of incorporation or similar formation documents of each of the non-German Target Group Companies and correct and complete copies of such documents have been provided to Purchasers in the Data Room. The articles of association, articles of incorporation and similar formation documents for each Target Group Company are effective and fully enforceable in accordance with their terms.

3.7

All facts and other documents to be entered in the commercial register and documents to be submitted to the commercial register or other comparable authorities of a Target Group Company have been filed or submitted in a correct, complete, and timely manner and there are no resolutions or other actions which are not reflected in such excerpts.

3.8

Schedule 3.8 contains correct and complete copies of the latest version of the shareholder lists (Gesellschafterlisten) filed with the commercial registers of each Target Group Company which is a German limited liability company (GmbH) or similar official lists of shareholders and shares under other jurisdictions with respect to non-German Target Group Companies; such shareholder lists are correct and complete.

3.9

No insolvency or similar proceedings are pending or threatened in writing against any of the Target Group Companies or their assets. None of the Target Group Companies is illiquid (zahlungsunfähig) or over-indebted (überschuldet) in accordance with any Laws applicable in respect of insolvency or liquidation regarding any of the Target Group Companies or similar proceedings under other jurisdiction nor is such situation imminent. None of the Target Group Companies has ceased or suspended payments (Zahlungen eingestellt) or considers or has agreed to any debt settlement arrangements with any of its creditors.

4.	The Shares

4.1

Each respective Seller is the sole and unrestricted legal and beneficial owner of its Sale Shares as set forth in Section 2 of the Agreement. The statements made in Section 2 of the Agreement and in the Exhibit 2.2. thereto are correct and complete. The shares in the Subsidiaries are owned by the Target Group Companies as set forth in detail in Exhibit 2.2. to the Agreement (“Indirect Shares”).

4.2	The share capital of each of the Target Group Companies is fully paid-in, non-assessable (keine Nachschusspflicht), and no repayments or refunds, neither openly nor concealed, have been made.

4.3

The Sale Shares and the Indirect Shares validly exist and are free and clear of any Encumbrances or rights of third parties, except for any Encumbrances granted in favour or for the benefit of the Financing Banks to secure their claims under the Financing Agreement. “Encumbrances” mean any claim, charge, pledge, including mortgages, creation of a security interest in, or creation of any other third party right of any kind and nature. The Sale Shares and indirectly the Indirect Shares are freely transferable as at the date hereof and at the Closing Date by the Sellers. There are no options, pre-emptive rights, shareholder agreements, trust agreements, sub-participations or other agreements with respect to the Sale Shares or the Indirect Shares except as set forth in Schedule 4.3.

4.4	The transfer of the Sale Shares to the Purchasers does not violate or trigger any rights of any third party with respect to any participation in a Target Group Company.

5.	The Shareholder Loans

5.1

Each Seller is the sole and unrestricted legal and beneficial owner of its respective Shareholder Loan Receivables as detailed in Section 2.4 of the Agreement. The statements made in Section 2.4 of the Agreement regarding the Shareholder Loan Receivables are correct and complete.

5.2

The Shareholder Loan Receivables validly exist (Verität der Forderung) and are free and clear of any Encumbrances or rights of third parties except for any Encumbrances granted in favour or for the benefit of the Financing Banks to secure their claims under the Financing Agreement. The Shareholder Loan Receivables are freely transferable as at the date hereof and at the Closing Date by the Sellers. Subject to the forgoing, there are no rights of third parties in respect of the Shareholder Loan Receivables.

6.	Financial Statements

6.1

Schedule 6.1 contains correct and complete copies of the audited, and to the extent an audit was not performed, the unaudited, financial statements, prepared in accordance with IFRS and/or the applicable GAAP, for each of the Target Group Companies, including consolidated financial statements where the Target Company is the top group company (Mutterunternehmen i.S.d. § 290 HGB) of all Target Group Companies pursuant to §§ 294 et seq. and §§ 300 et seq. HGB (including for the consolidated statements of the Target Company a balance sheet (Bilanz), and profit and loss statement (Gewinn- und Verlustrechnung), statement of comprehensive income (Gesamtergebnisrechnung), statement of changes in equity (Eigenkapitalveränderungsrechnung), cash flow statement (Kapitalflussrechnung), notes (Anhang) and a business report (Lagebericht)) for the financial years (or partial year as the case may be) ended at 31 December 2015, 2016 and 2017, together with unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Target Group Companies for the fiscal quarter ended 31 March 2018 and for each of the fiscal months ending in the period January-April of 2018 (collectively, the “Financial Statements”), indicating the name of the auditor where applicable. The audited Financial Statements for the year ended 31 December 2017 are referred to herein as the “2017 Financial Statements”.

6.2

The Financial Statements comply in all material respects with applicable German Law, GAAP and/or IFRS, as applicable; in particular, the accounting and valuation principles, methods and rules as well as all options to capitalize items or to include items as liabilities have been exercised and applied in accordance with all applicable mandatory requirements and consistently with past practice, unless otherwise expressly stated in the Financial Statements or set forth in Schedule 6.2, except that unaudited Financial Statements may not have notes and a business report required by the applicable GAAP and interim Financial Statements are subject to normal year end audit adjustments, none of which are expected to be material.

6.3

The audited Financial Statements have been granted an unqualified opinion by the auditor (uneingeschränkter Bestätigungsvermerk des Abschlussprüfers). Unaudited Financial Statements have been approved by the corporate body of the Target Group Company responsible for granting such approval.

6.4

The Financial Statements present, in accordance with IFRS and/or applicable GAAP, a true and fair view of (or in the case of unaudited statements, fairly present in all material respects) the net worth as well as of the assets and liabilities (Vermögenslage), financial position (Finanzlage) and earnings position (Ertragslage) of the Target Group Companies taken as a whole (or if applicable, of the Target Group Company or Companies covered thereby) as of the applicable dates set forth therein, subject to any matters set forth in Schedule 6.2 and except that unaudited Financial Statements may not have notes or a business report required by the applicable GAAP and interim Financial Statements are subject to normal year end audit adjustments, none of which are expected to be material. The Parties agree that the Seller’s Warranty pursuant to this Section 6.4 shall not qualify as an “objective” guarantee regarding the financial statements (objektive Bilanzgarantie), but rather as a “subjective” guarantee regarding the financial statements (subjektive Bilanzgarantie) only. Therefore, the Sellers Warranty pursuant to this Section 6.4 shall not be construed pursuant to the decision of the Higher Regional Court (Oberlandesgericht) of Frankfurt a.M./Germany dated 7 May 2015 (file no. 26 U 35/12), i.e., the Sellers Warranty pursuant to this Section 6.4 shall be regarded correct, inter alia, even in the event that any (contingent) liabilities have not been reflected or provisions have not been recognized due to the subjective lack of evidence when preparing the Financial Statements (even if, from an objective perspective/in hindsight such liabilities/provisions would have been required) provided, however, the Financial Statements have otherwise been prepared in accordance with the applicable GAAP and enquiries have been made in connection with such preparation as required under applicable GAAP.

6.5

Except as set forth in Schedule 6.5 or expressly stated in the Financial Statements, none of the Target Group Companies has any liabilities (including contingent and unknown liabilities) from swaps, options or other derivatives.

6.6

There are as at the date hereof no circumstances that would render any items in the Financial Statements or the Financial Statements as a whole incorrect or incomplete had they been known during the relevant statement preparation period (Werterhellungszeitraum).

6.7	Without limiting any of the foregoing, the following statements are correct and complete in respect of the Financial Statements:

6.7.1

The inventories shown in the 2017 Financial Statements are valued in accordance with the Laws and GAAP applicable to the respective Target Group Company at the lower of cost or net realizable value, taking into account sufficient adjustments for obsolete or otherwise not marketable items;

6.7.2

All accounts receivable reflected in the 2017 Financial Statements resulted from bona fide sales transactions in the ordinary course of business on commercially reasonable terms. Except as set forth in Schedule 6.7.2, Sellers have no indication that any accounts receivables reflected in the 2017 Financial Statements (i) are not good and collectible in the ordinary course of business without any withholding rights, rights of set-off or rights of deduction; or (ii) were not sufficiently adjusted by write-offs, general provisions and provisions for specific doubtful accounts (Ausbuchungen, Einzel- und Pauschalwertberichtigungen) to cover any uncollectible or doubtful accounts receivable;

6.7.3

The Target Group Companies do not have any liabilities (whether contingent, due for payment, known or unknown) relating to any period prior to the balance sheet date (Bilanzstichtag) of the 2017 Financial Statements except for (i) liabilities accounted or accrued for in their full amount in the 2017 Financial Statements, and (ii) liabilities arising in the ordinary course of business in respect of regular obligations for specific performance (vertragliche Erfüllungs¬ansprüche) under ongoing contracts (schwebende Geschäfte) which are not to be shown in the balance sheet (nicht bilanzierungsfähig), in each case (i) and (ii) in accordance with the Laws and GAAP applicable to the respective Target Group Company. Any contingent liabilities (Eventual¬verbindlichkeiten), including, in particular, guarantees, and comfort letters (Patronatserklärung) have been fully disclosed in the 2017 Financial Statements either as liabilities or as below–the–line items except as disclosed in Schedule 6.7.3 in accordance with the Laws or GAAP applicable to the respective Target Group Company.

6.7.4

The provisions (Rückstellungen) reflected in the 2017 Financial Statements (i) sufficiently cover all risks, obligations and expenditures for which provisions have to be made (and that are not reflected as liabilities) under applicable Laws and the GAAP applicable to the respective Target Group Company.

6.7.5

The Financial Statements are consistent in all material respects with the books and records of the Target Group Companies and such books and records are up to date, correct and contain correct and complete documentation of the business activities to be recorded under the Laws and the GAAP applicable to the respective Target Group Company.

6.7.6

The Target Group Companies maintain books and records and systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the applicable GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Target Group Companies has received any written notice or allegation that any of its books and records are materially incorrect.

6.7.7

None of the Target Group Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract relating to any transaction or relationship between or among any Target Group Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission).

6.7.8

To Sellers‘ Best Knowledge, none of the Target Group Companies’ officers, managers or directors or independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding wrong-doing or fraud in the preparation of the 2017 Financial Statements. To Sellers‘ Best Knowledge, there are no instances of fraud respecting any Target Group Company by any officer or employee of any Target Group Company, whether or not material, that occurred during any period covered by the 2017 Financial Statements.

6.7.9

The Target Group Companies have delivered to Purchasers in the Data Room all material management letters, auditor letters, and similar correspondence between any auditors of the Target Group Companies and any Target Group Company during the last three (3) years.

6.7.10	Since the date of the 2017 Financial Statements, no Material Adverse Change has occurred.

6.8	Affiliate Transactions

6.8.1

Except as set forth on Schedule 6.8.1 none of the Target Group Companies is a party to any agreements (e.g., providing for sales, purchases, leasing, subleasing, services, licensing or sublicensing of goods, services, tangible or intangible property or joint activities) with or has any liabilities to, the Sellers, any Seller’s Affiliate or any of their respective directors or officers, except for any agreement concluded in the ordinary course of business on commercially reasonable terms to any entity in which any funds advised or managed by Intermediate Capital Group plc or its Affiliates holds any equity or debt interest.

6.8.2

To the Sellers‘ Best Knowledge, except as set forth on Schedule 6.8.2, the directors and officers of the Target Group Companies do not possess, directly or indirectly, any financial interest (other than financial interests of up to 3% of the respective total equity or which otherwise do not entitle its holder to influence strategic business decisions), or hold a position as a director, officer or employee of, any Person that is a client, supplier, customer, lessor, lessee, or competitor or potential competitor of any of the Target Group Companies.

II.     Assets

7.	IP Rights; Information Technology

7.1

The Target Group Companies own or have a valid and enforceable license or other right to use all Intellectual Property necessary or material to conduct their respective business as presently conducted.

7.2

“Intellectual Property” shall mean any of the following in any jurisdiction: (i) patents, patent applications, unpatented inventions (whether or not patentable), registered designs, and utility models; (ii) trademarks, service marks, trade dress, corporate names, trade names, business names, domain names, social media identifiers, and other indications of origin whether registered or unregistered, and all applications for the same and all associated goodwill; (iii) all copyrights, whether registered as copyrights or unregistered, as well as all pending applications for the same; (iv) Trade Secrets; and (v) any and all past, present, and/or future claims of infringement and misappropriation thereof against third parties.

7.3

“Trade Secrets” shall mean any trade secrets or other proprietary and confidential information (held in whatever form) including unpatented inventions, invention disclosures, financial data, technical data, databases, personal information, customer lists, supplier lists, business plans, know-how, formulae, recipes, methods (whether or not patentable), designs, drawings, specifications, drawings, processes, procedures, manuals, instructions, source code, object code, and data collections.

7.4

“Company Intellectual Property” shall mean all Intellectual Property that is owned by any of the Target Group Companies. Set forth in Schedule 7.4 is an accurate and complete listing, as of the date hereof, of all Company Intellectual Property that has been duly registered or for which registration has been applied for with the appropriate public register (“Company Registered Intellectual Property”), indicating for each type of Company Registered Intellectual Property the type, subject matter, applicable register or if necessary, other identification data, and the Target Group Company owning such Company Registered Intellectual Property. All such registrations are valid and enforceable to the fullest extent of the Law. Any Target Group Company identified on Schedule 7.4 as owning one or more items of Company Registered Intellectual Property is the sole and exclusive owner of such items of Company Registered Intellectual Property and possesses all right, title and interest in and to each such item of Company Registered Intellectual Property, free and clear of any liens or other Encumbrances, save for the currently existing encumbrances, pledges, collaterals and security or similar agreements in connection with the Financing Agreement. Each Target Group Company has recorded its ownership interest in all Company Registered Intellectual Property that it owns or has initiated that its ownership is recorded. Also set forth at Schedule 7.4 is a complete list of copyrights, unregistered trademarks and material Trade Secrets that are not subject to registrations but that nonetheless constitute material Company Intellectual Property as defined hereunder.

7.5

The Company Intellectual Property is valid, subsisting and enforceable and owned free and clear of any third party rights, liens, security interests or other Encumbrances (including the Sellers and their Affiliates other than the Target Group Companies), and the Target Group Companies have the unrestricted right to use, license or transfer the Company Intellectual Property to third parties without any obligation to pay royalties or other fees, save for the Encumbrances in favour or for the benefit of the Financing Banks to secure their claims under the Financing Agreement or as set forth in Schedule 7.5.

7.6

Except as set forth on Schedule 7.6, the Target Group Companies have made all filings to maintain and protect the Company Intellectual Property and paid all renewal fees and taken all other administrative steps which are legally required for their (continued) registration or maintenance. To the Sellers’ Best Knowledge, there is no interference, opposition, reissue, reexamination, or other action threatened or pending before any governmental entity related to any challenge on the scope, validity, or enforceability of any of the Company Intellectual Property.

7.7

The Target Group Companies have taken all necessary steps to protect and preserve the confidentiality of all material Trade Secrets held by or for their business, including by maintaining the confidentiality and secrecy of, and restricting access to and the improper use of, such material Trade Secrets. Each Target Group Company has taken any and all material contractually obligated measures to ensure the confidentiality of any and all Trade Secrets disclosed or provided to such Target Group Company by any other Person.

7.8

Except as disclosed in Schedule 7.8, no licenses or sub-licenses and other rights of use for the Company Intellectual Property were granted by any of the Target Group Companies to any third party and none of the Target Group Companies is under any contractual obligation to grant any such (sub-)license or right. Neither this Agreement nor any transactions contemplated by this Agreement will result in the grant or purported grant of any right, license, covenant not to sue, or other right with respect to the Company Intellectual Property to any Person pursuant to any contract to which any Target Group Company is a party or by which any of its assets or properties are bound. The execution of the Agreement and the completion of this transaction shall not detrimentally impact in any material respect any right that a Target Group Company enjoys under any agreement set forth in Schedule 7.8.

7.9

The Target Group Companies do not license or sub-license any Intellectual Property from third parties (“Third Party IP Licenses”). The execution of the Agreement and the completion of the transaction contemplated by the Agreement shall not detrimentally impact in any material respect any right that a Target Group Company enjoys under any Third Party IP License. The Target Group Companies are not contractually liable vis-à-vis the relevant licensor for any payment of royalties or license fees or any other kind of compensation for the granting of the Third Party IP Licenses and are not otherwise obligated to use, any other Person’s Intellectual Property.

7.10

The Target Group Companies comply with the terms of the Third Party IP Licenses in all material respects and none of the Third Party IP Licenses can be unilaterally terminated by the respective licensor with effect prior to twelve (12) months after the Signing Date, nor are there any circumstances which would justify their extraordinary termination, whether for material cause or otherwise. There is no dispute regarding the scope of any of the Third Party IP Licenses, or performance thereunder, including with respect to any payment to be made or received by any of the Target Group Companies.

7.11

Except as disclosed in Schedule 7.11, in the past five (5) years, none of the Target Group Companies has received any notice or claim in writing from any Person, nor are they the subject of any ongoing legal proceedings or suits, challenging (i) their right to use any Intellectual Property (either Company Intellectual Property or third party Intellectual Property), including allegations of patent, trademark, and/or copyright infringement; (ii) their ownership of, or exclusive rights to, Company Intellectual Property; or (iii) the validity of the Company Intellectual Property.

7.12

Except as disclosed in Schedule 7.12(a), during the time that the Sellers have owned the Target Company, and to the Sellers’ Best Knowledge the four (4) years prior to Sellers’ ownership of the Target Company, none of the Target Group Companies has infringed (verletzt) or has misappropriated or has otherwise violated the Intellectual Property of any third party. None of the Target Group Companies has received in the past five (5) years any notice, charge, complaint or other assertion alleging that it has infringed, misappropriated or otherwise violated any Intellectual Property of any third party. To Sellers’ Best Knowledge and except as disclosed in Schedule 7.12(b), no third parties are materially infringing, or have in the past three (3) years materially infringed, any Company Intellectual Property.

7.13

Except as disclosed in Schedule 7.13a, the Target Group Companies have secured valid and enforceable written assignments of ownership of Company Intellectual Property to the relevant Target Group Companies from all Persons (including consultants and employees) who contribute or have contributed to the creation or development of Company Intellectual Property or the rights to such contributions that the Target Group Companies do not already own by operation of law. Except as disclosed in Schedule 7.13(b), no such Person has any rights with respect to such Company Intellectual Property, nor has any such Person been authorized to retain any right, title or interest in or to any Company Intellectual Property. The Target Group Companies have complied with the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz), or any equivalent provisions under any other applicable jurisdiction, and fulfilled all of their obligations provided therein.

7.14

Neither the Company nor any of its Subsidiaries has marked any software, product, technology, service, website or other item with, or used in connection with the advertising of any such item, an incorrect patent or patent application number, or a patent or patent application number indicating an expired, lapsed, abandoned or non-existent patent or patent application, or any other incorrect indication that the manufacture, use, sale, offer for sale or importation into any jurisdiction of any such item is, was or would be covered by or licensed under any patent or patent application.

8.	IT Systems

8.1

Each of the Target Group Companies either owns or holds valid leases or licenses to all computer and communication systems, including the software, hardware, firmware, networks, interfaces, used or required in their business as presently conducted (collectively the “IT Systems”).

8.2

The IT Systems are under the control of the Target Group Companies and are sufficient for the needs of the business operations of each of the Target Group Companies and no Target Group Company has experienced any system failures that materially affected ordinary course operations during the past eighteen (18) months prior to the Signing Date.

9.	Suppliers and Customers

9.1	Schedule 9.1 contains a correct and complete list of the top twenty (20) suppliers, based on consolidated purchases of the Target Group Companies, for the year ended 31 December 2017.

9.2

Schedule 9.2 contains a correct and complete list of the top twenty (20) customers (including distributors, and indicating each customer that is a distributor), based on consolidated sales of the Target Group Companies, for the year ended 31 December 2017.

9.3

The contractual relationships of the Target Group Companies with each of the suppliers set forth on Schedule 9.1 and each of the customers set forth on Schedule 9.2 are good commercial relationships, and since January 1, 2018 no such supplier or customer has canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with any of the Target Group Companies nor has any of the Target Group Companies received any notice that any such supplier or customer may cancel or otherwise materially and adversely modify its relationship with the Target Group Companies or materially limit its services, supplies or materials to the Target Group Companies, or its usage or purchase of the services and products of the Target Group Companies either as a result of the transactions contemplated hereby or otherwise.

9.4

Schedule 9.4 contains a correct and complete list of suppliers for certain goods and services that cannot be substituted by an alternative source of supply by the Target Group Companies at any given time and without significant financial or other additional expenses, indicating in each case the purchase volume as to the respective goods and services during the period set forth in Schedule 9.4.

10.	Real Property

10.1

No Target Group Company owns in whole or in part real property (Grundstücke), condominium (Wohnungseigentum), any rights similar to real property (grundstücksgleiche Rechte) including hereditary building rights (Erbbaurechte), usufruct of real property (Nießbrauch), and buildings on third party property (Bauten auf fremden Grundstücken).

10.2

The Leased Real Property located in (i) Weinheim, Germany and (ii) Salem, New Hampshire, and to the Sellers‘ Best Knowledge all of the other Leased Real Property, has been constructed and is used in accordance with the respective construction and operation Permits. None of such construction and operation Permits has been or is about to be revoked and there are no circumstances which would justify such revocation in the future and there are no stipulations, conditions and requirements (Auflagen und Nebenbestimmungen), including those regarding parking lots, regarding such Permits which have not yet been fulfilled or which are not being complied with by the Lessor.

10.3

None of the Target Group Companies uses or requires to use (by itself or through others) for the conduct of its business (as conducted on the date hereof) any land, buildings or structures other than the land and buildings listed in Schedule 10.3 (the “Leased Real Property”); to the respective Seller’s Best Knowledge, Schedule 10.3 correctly and completely states for each item of the Leased Real Property the date, location address and landlord, as well as the annual rent and prepayments of utility costs (Nebenkostenvorauszahlungen), and whether or not such rent is subject to V.A.T.

10.3.1

The respective Target Group Company is authorized to use the Leased Real Property under legally valid and enforceable lease agreements (Miet-/ Pachtverträge); all such lease agreements have been made in written form.

10.3.2

Except as set forth on Schedule 10.3.2 all of the buildings, structures and appurtenances (Zubehör) situated on or in the Leased Real Property have been properly maintained, are in good order and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used and no substantial expenditure other than customary expenditures for routine maintenance and normal improvement or except for measures set-out in the business plan of the Target Group Companies is expected to be required to maintain such condition within the next two (2) years. To the Sellers Best Knowledge, there are no circumstances which would restrict or disturb the continued possession or use of the Leased Real Property.

10.3.3

Schedule 10.3.3 contains for each Target Group Company a correct and complete list of any land or premises or structures that are leased or sub-leased (whether by written agreement or otherwise) by it as lessor or sub-lessor to any other party (including the Sellers and the Sellers’s Affiliates and other Target Group Companies) including for each item the date, location, size and use and the lessee, as well as the annual rent, stating whether or not such rent is subject to V.A.T (such land or premises or structures the “Third Party Premises”).

10.3.4

The lease agreements (Miet-/ Pachtverträge) or similar legal instruments that authorize the Target Group Companies to use the Leased Real Property as well as the lease agreements for the Third Party Premises (collectively the “Leases”) have not been cancelled, otherwise terminated or amended or modified within the past twelve (12) months prior to the Signing Date.

10.3.5

None of the Target Group Companies nor to the Sellers’ Best Knowledge any other party to the Leases is in material breach or default under such Leases, and no event has occurred or circumstances exist, which entitle a party to a termination, modification or acceleration or withholding of rent under such Leases.

10.3.6

No security deposit or portion thereof deposited with respect to the Leases has been applied in respect of a breach or default under such Lease which has not been re-deposited in full and none of the Target Group Companies owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to any of the Leases.

10.3.7

The consummation of the transactions contemplated herein does not require the consent of any party to a Lease, will not result in a breach or default under such Lease, or cause such Lease to cease to be valid and enforceable and will not give the respective counterparty to the Leases any right to terminate or modify the respective Leases or trigger any other rights with respect to the Leased Real Property.

11.	Operating Assets

11.1

The Target Group Companies are the legal and beneficial owners of all tangible assets (Sachanlagen) and inventories (Vorräte) (together the “Operating Assets”) which (i) are necessary in all material respects to conduct their business as conducted at the Signing Date or (ii) have been reflected in the 2017 Financial Statements or acquired since 1 January 2018, except for Operating Assets that have been disposed of in the ordinary course of business consistent with past practice since January 1, 2018, or are subject to customary retention of title arrangements (branchenübliche Eigentumsvorbehalte) of suppliers, or are validly leased, or are disclosed in Schedule 11.1.

11.2

Subject to the limitations set forth in the leasing agreements regarding leased Operating Assets or as disclosed in Schedule 11.2, the Operating Assets are not subject to Encumbrances or other rights of any other party, including the Sellers, the Sellers Affiliates and the Target Group Companies.

11.3

Schedule 11.3 contains for each Target Group Company a correct and complete list of all Operating Assets leased by such Target Group Company from any third party (including the Sellers, the Sellers’ Affiliates or any other Target Group Company), and correctly states for each such asset the type, location and use, the lessor and the date of the lease agreement, with the exception of Operating Assets with a replacement value of less than EUR 50,000 (the “Material Leased Assets”).

11.4

Schedule 11.4 contains for each Target Group Company a correct and complete list of all Operating Assets leased to any third party (including but not limited to Freudenberg &Co. KG, Freudenberg SE, or any of their respective affiliates) by such Target Group Company (including the Sellers, the Sellers’ Affiliates or any other Target Group Company), and correctly states for each such asset the type, location and use, the lessee and the date of the lease agreement.

11.5

The Operating Assets have been properly maintained, are in good working order and repair (normal wear and tear excepted) and all routine maintenance has been performed when due; they are adequate and suitable for the purposes for which they are presently being used and in a condition and quantity adequate to conduct the business of the Target Group Companies as currently conducted. No capital expenditures regarding the Operating Assets have been deferred in anticipation of a sale of the Target Group within the last twenty-four (24) months prior to the Closing Date.

11.6

Except as disclosed in Schedule 11.6, the aggregate amount of capital expenditures (or series of related capital expenditures), committed to or undertaken by the Target Group Companies prior to the Signing Date and which must be paid after the Closing Date does not exceed EUR 50,000.

12.	Bank Accounts; Powers of Attorney; Bonds

12.1

Schedule 12.1 contains for each Target Group Company a correct and complete list showing the name and address of each bank in which such Target Group Company has an account or safe deposit box, the number of any such account or any such box. After the execution of the Agreement, Sellers will assist Purchaser in obtaining the correct names and contact information of all Persons authorized to draw on, or have access to, each account or box listed on Schedule 12.1.

12.2

Schedule 12.2 contains for each Target Group Company a correct and complete list showing (i) the name of each Persons holding a power of attorney (including general power of attorney (Generalvollmacht), statutory power of attorney, commercial power of representation and signatory rights and no matter whether registered or unregistered or not suitable for registration in the commercial register or any similar register under any applicable jurisdiction) and (ii) a summary statement of the terms of such power of attorney. After execution of the Agreement, Sellers will assist Purchaser in obtaining the correct contact information of each Person listed on Schedule 12.2.

12.3

Schedule 12.3 contains for each Target Group Company a correct and complete list of letters of credit, performance, surety or similar bonds, bank guarantees or similar third party assurances provided to any Person.

III.     Employees

13.	Employment Matters

13.1

“Employee” means any managing director (Geschäftsführer/ Vorstand), fully authorized officer (Prokurist), or any other employee, including managerial employees (Leitende/r Angestellte), apprentices and part-time employees of the Target Group Companies.

13.2

Schedule 13.2 contains for each Target Group Company a correct and complete (and to the extent required by applicable Law anonymized) list of all of its Employees, pensioners, and independent contractors/self-employees as of the Signing Date, stating the following information:

13.2.1

for each Employee an employee number or comparable number which allows identification of that particular employee on the basis of further information held by that particular Target Group Company, position and job title, exempt status (for US Employees only), location, compensation (gross annual salary and commissions, bonuses, and other monetary benefits, if any), date of commencement of employment, weekly working hours, annual vacation, notice period for termination, and special legal protection against dismissal (Sonderkündigungsschutz), if any. Schedule 13.2.1 also lists any U.S. Employee who is absent from work due to a work-related injury, is receiving workers’ compensation, or is receiving disability compensation;

13.2.2

for each Target Group Company, each independent contractor/self-employee, a worker number which allows to identify that particular independent contractor/self-employee on the basis of further information held by that particular Target Group Company, and the capacity in which such independent contractor/self-employee is currently engaged, and, the date of commencement of the engagement;

13.2.3

for each pensioner: an employee or pensioner number which allows identification of that particular employee on the basis of further information held by exclusively by that particular Target Group Company, last position and job title, date of termination of employment, and the type and gross annual amount of any pension, old-age, retirement or similar benefits against the respective Target Group Company.

13.3

The employment agreements of all Employees of the Target Group Companies are made in writing and the Sellers have submitted to the Purchasers for review in the Data Room correct, complete and up to date (as of the Signing Date) copies of the standard employment agreements for the Employees of the Target Group Companies. Except with respect to managing directors that are also employees, the employment agreements of Employees do not contain material variations from the standard form of agreements which would be detrimental to the respective Target Group Company.

13.4

Except as set forth on Schedule 13.4, none of the employment or service agreements with the Key Employees has been terminated by either party prior to the Signing Date or will automatically end prior to the Closing Date and neither party to any of these agreements has communicated to the respective other party any intention to terminate such agreement.

13.5

Except for the Key Employees listed in Schedule 13.5, no Employee has any rights to special remuneration, acceleration of timing of payment of any remuneration, early or prolonged termination, severance pay or other specific rights, including any rights due to the change of control of the Target Group Companies, triggered by or promised in connection with this Agreement or the transactions contemplated herein as of the Closing Date.

13.6

Each Target Group Company has duly and fully performed all material contractual and statutory compensation, payment and withholding obligations (including Tax and social security contributions) in relation to its current or former Employees or made sufficient provisions in the 2017 Financial Statements and is in compliance with all material Laws regarding the working conditions of its Employees, including provisions thereof relating to wages, hours, vacation, overtime, termination and severance pay obligations, employment discrimination, employee classification, occupational health and safety, equal opportunity, collective bargaining, the United States Worker Adjustment and Retraining Notification Act, and the United States Immigration Reform and Control Act of 1986 to the extent applicable. There are no unpaid wages, bonuses, or other compensation (other than those not yet due and which have been accrued in the financial books and records of each Target Group Company) owed to any Employee.

13.7

None of the Target Group Companies employs any Employee, who is deemed to be a false self-employee (Scheinselbständiger) under German Law, a misclassified independent contractor under United States Law, or equivalent provisions under any other applicable jurisdiction. Each United States employee is correctly classified as exempt or non-exempt under the United States Fair Labor Standards Act and the rules and regulations promulgated thereunder.

13.8

There is no investigation, charge, complaint, or obligation of any kind initiated by or to the Sellers’ Best Knowledge threatened against any Target Group Company that relates to an actual or alleged violation of any employment related Law by such Target Group Company.

13.9	There are no material claims against any of the Target Group Companies of the Employer’s Liability Insurance Association (Berufsgenossenschaft).

13.10	With the exception of the Target Group Companies listed in Schedule 13.10 none of the Target Group Companies has a works council (Betriebsrat).

13.11

Schedule 13.11 correctly and completely lists for each Target Group Company all (i) works council agreements (Betriebsvereinbarungen), (ii) general commitments (Gesamtzusagen), (iii) reconciliation of interest agreements (Interessenausgleiche), (iv) social plans (Sozialpläne), (v) collective bargaining agreements (Tarifverträge) including those entered into with any employers’ association (Arbeitgeberverband) or trade union, if any, as well as (vi) any other agreements or commitments restricting a Target Group Company’s statutory rights to dismiss employees or amend their terms of employment the (“Collective Agreements”).

13.12

Each of the Target Group Companies is in compliance with its Collective Agreements, including any obligation to notify any works council, the Employees, any union or any other body about the transactions contemplated herein prior to the Closing Date.

13.13

In the last three (3) fiscal years prior to the Signing Date the Target Group Companies have not experienced, and to the Sellers Best Knowledge there is not threatened, any strike or other collective labor actions or disputes of any material nature. No Target Group Company has engaged in any unfair labor practice under U.S. Law, and there is not now, nor within the last three (3) fiscal years has there been, any unfair labor practice complaint against any Target Group Company pending or, to the Sellers Best Knowledge, threatened, before the United States National Labor Relations Board or any other comparable foreign or domestic authority or any works council.

14.	Pension Matters; Employee Benefits

14.1

Schedule 14.1 contains a correct and complete list of all agreements, plans, programs and other commitments of each Target Group Company, whether of an individual or collective labor law nature and including commitments based on works custom (betriebliche Übung), regarding employee benefits of any kind, except for the Pension Plans, such as anniversary, holiday, or jubilee or other leave payments, bonuses, commissions, profit participation or other variable remuneration elements, stock options, stock appreciation rights or similar rights, deferred compensation, early retirement, severance pay, employee health or welfare benefit plan, car allowance, perquisite or any other fixed or variable remuneration elements (the “Employee Benefit Plans”). Such list correctly states the legal basis for the Employee Benefit Plans and the nature and dates of the respective agreements or other commitments.

14.2

Each Target Group Company has always complied with (i) its obligations and commitments under and in connection with the Employee Benefit Plans and all applicable Laws thereunder, and (ii) the applicable accounting rules for setting up accruals for entitlements or expectancies of employees under such Employee Benefit Plans.

14.3

Schedule 14.3 contains a complete and correct list and description of all pension obligations and commitments (including policy number and contract partner) of each Target Group Company towards, and any pension entitlements of the Employees and their dependents regarding old age and occupational disability pensions under or in connection with, individual pension promises (Direktzusagen), direct insurances (Direktversicherungen), pension funds (Pensionsfonds), pension pools (Pensionskassen), relief funds (Unterstützungs¬kassen), reinsurance coverages (Kapitallebens- und Rückdeckungs¬versicherungen), general pension schemes (Gesamtversorgungs¬zusagen und –ordnungen) and all other company retirement or pension schemes (betriebliche Altersversorgungen), in each case as existing as of the Signing Date (the “Pension Plans”).

14.4

Each Target Group Company has always complied in all material respects with its obligations and commitments under and in connection with the Pension Plans and all applicable Laws thereto, in particular the due payment of all contributions and premiums, it being understood that it shall be no Breach of a Sellers Warranty that the Pension Funds for the German Target Group Companies are not actually funded.

14.4.1

The pension accruals made in the 2017 Financial Statements are sufficient to cover all present and future obligations of the Target Group Companies under the Pension Plans pursuant to applicable GAAP and no set-off (Saldierung) of pension obligations against certain dedicated assets has been applied in the 2017 Financial Statements.

All pension commitments of the Target Group Companies have been regularly reviewed for adjustments as required by § 16 German Company Pension Act (Betriebsrentengesetz – BetrAVG) or any equivalent provisions under any other applicable jurisdiction and all required adjustments have been made when due and no backlog adjustments (nachholende Anpassungen) must be made for periods up to the Closing Date.

14.4.2

With respect to each Employee Benefit Plan and Pension Plan the Sellers have provided the Purchasers in the Data Room correct and complete copies of (to the extent applicable) (i) all documents pursuant to which the respective Employee Benefit Plan or Pension Plan is maintained, funded and administered, (ii) the most recent actuarial valuation of benefit obligations, (iii) the most recent summary plan description provided to participants, and (iv) with respect to each United States Employee Benefit Plan and Pension Plan, Form 5500, including all applicable schedules and attachments, for the three (3) years prior to the Signing Date, and all material correspondence with any governmental body regarding such plan during the three (3) years prior to the Signing Date.

14.4.3

No U.S. Employee Benefit Plan or Pension Plan is, and within the past six (6) years none of the U.S. Target Group Companies, any of their subsidiaries or any of their ERISA Affiliates has sponsored or had any obligation to contribute to or any liability with respect to, (1) a “multiemployer plan” as defined in Section 3(37) of ERISA, (2) an “employee pension benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (3) a plan described in Section 413(a) or (c) of the Code, (4) a plan subject to Title IV of ERISA, (5) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (6) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code, or (7) a plan that provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer, director or manager of the Target Group Company, or (8) a “non-qualified deferred compensation plan” as described in Section 409A(d)(1) of the Code, or (9) a severance plan that qualifies as an “employee welfare benefit plan” under Section 3(1) of ERISA.

14.4.4

There do not exist any pending or to Sellers’ Best Knowledge threatened claims (other than routine undisputed claims for benefits), suits, disputes, audits, investigations or other actions with respect to any Employee Benefit Plan or Pension Plan.

14.4.5

Each Employee Benefit Plan can be amended, terminated or otherwise discontinued at any time in accordance with its terms without participant consent or liability on the part of the Target Group Companies or any of its subsidiaries or any ERISA Affiliate, other than ordinary, non-material administrative expenses.

14.4.6

Each United States Employee Benefit Plan or Pension Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable and current determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Sellers’ Best Knowledge, nothing has occurred that could adversely affect the qualified status of any such plan. No United States Employee Benefit Plan owes or expects to owe a penalty or assessable payment for any prior calendar year under Code Section 4980H or for any month during 2018 through the Closing Date.

IV.     Material Contracts

15.	Material Contracts

15.1

Schedule 15.1 contains for each Target Group Company a correct and complete list as of the date hereof of all of the following contracts (Verträge) to which a Target Group Company is a party, with the exception of contracts of which the main obligations have already been completely fulfilled or that have already been terminated and are no longer in force and effect as of the date of this Agreement (the “Material Contracts”)

15.1.1

contracts regarding the acquisition, sale or Encumbrance of real property or rights similar to real property involving consideration or with an individual value of more than EUR 50,000 (in words: fifty thousand Euros);

15.1.2

contracts regarding the acquisition, sale or Encumbrance of tangible assets (Sachanlagen) or current assets (Umlaufvermögen) or capital expenditures or other purchases of material, supplies, equipment or other assets or properties or services (other than purchase orders for inventory or supplies in the ordinary course of business) that (either individually or collectively) have an individual annual value of at least EUR 50,000 (in words fifty thousand Euros);

15.1.3

contracts regarding the acquisition, sale or Encumbrance of shares of or interests in any other legal entities, including non-controlling interests, as well as profit or revenue participation or stock options or similar contracts with third parties, as well as the purchase or sale of any enterprises, business operations, or parts thereof;

15.1.4	real estate lease agreements with any Target Group Company as lessee or lessor;

15.1.5

lease agreements regarding individual assets other than real estate with any Target Group Company as lessee or lessor involving an annual net rent in excess of EUR 50,000 (in words: fifty thousand Euros);

15.1.6

contracts relating to the granting or taking out of loans (other than accounts receivable owing from trade debtors in the ordinary course of business), issue of bonds, notes, factoring agreements, or any other instruments of debt (involving financial institutions or otherwise) with an individual annual value in excess of EUR 25,000 (in words: twenty five thousand Euros);

15.1.7

guarantees, suretyships (Bürgschaften), assumption of debt (Schuldübernahme, Schuldbeitritt), comfort letters (Patronatserklärungen), performance or warranty bonds, letters of credit, and similar legal instruments issued by any of the Target Group Companies for the benefit of another Target Group Company or a third party or issued by a third party for the benefit of a Target Group Company with an individual annual value in excess of EUR 25,000 (in words: twenty five thousand Euros);

15.1.8

agreements regarding swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof with an individual annual value in excess of EUR 25,000 (in words: twenty five thousand Euros);

15.1.9

license, royalty, indemnification, outsourcing, IT-operating, service, maintenance, development, cooperation or any other agreement with respect to software or any intangible property except for non-material off-the-shelf software

15.1.10

contracts regarding strategic alliances, joint ventures, joint development of products or technology, consortiums agreements, or other forms of cooperation or similar purposes with an individual annual value in excess of EUR 50,000 (in words: fifty thousand Euros);

15.1.11

contracts limiting the ability of any of the Target Group Companies to (i) engage in any line of business, (i) compete with any Person or in any geographical area, or (iii) solicit, hire, engage in business with employees, vendors or customers of another Person, as well as contracts imposing material confidentiality or non-disclosure obligations on a Target Group Company;

15.1.12

contracts relating to the distribution, marketing, advertising, or promotion of products or services of the Target Group Companies or of third party products or services to customers of the Target Group Companies, including contracts with brokers, agents, sales representatives, commercial agents (Handelsvertreter), authorized dealers (Vertragshändler), and franchise agreements;

15.1.13	agreements with Key Employees;

15.1.14

any management service, consulting, financial advisory or any other similar type of contract and all contracts with investment or commercial banks with an individual value in excess of EUR 50,000 (in words: fifty thousand Euros);

15.1.15	any contract of a Target Group Company that by its terms binds Affiliates of such Target Group Company;

15.1.16

any agreement (including clauses) requiring a Target Group Company to purchase minimum quantities (or pay any amount for failure to purchase any specific quantities) of goods or services, or containing “most favored customer” or similar pricing arrangements;

15.1.17

any contracts not listed in Sections 15.1.1 to 15.1.16 above which cannot be terminated upon ninety (90) days or less notice without penalty and which provide for payments to be made by the Target Group Companies or goods and services to be supplied by the Target Group Companies with an individual annual value of more than EUR 150,000 per annum in each case, and contracts that if terminated or subject to a breach or default by any party thereto, would reasonably be likely to result in a Material Adverse Change;

15.1.18	contracts that are entered into outside the ordinary course of business.

15.2

Except as disclosed in Schedule 15.2, (i) each of the Material Contracts is valid, binding and enforceable against the respective Target Group Company, and to the Sellers’ Best Knowledge the other parties thereto, in accordance with its respective terms; (iii) no party to a Material Contract has given notice of termination, and (iv) no circumstances exist which give a Target Group Company, or to Sellers’ Best Knowledge any other, party to a Material Contract the right to terminate or modify such Material Contract.

15.3

The execution or consummation of this Agreement or the transactions contemplated herein will not result in the termination or adjustment of any terms of any of the Material Contracts nor trigger any rights under the Material Contracts to the benefit of any party (other than the Target Group Companies) thereto. Except as set forth in Schedule 15.3, no Material Contract contains a “change of control” provision.

15.4	Complete copies of all Material Contracts have been provided to the Purchasers in the Data Room.

V.     Risk Management; Conduct of Business

16.	Insurance

16.1

Schedule 16.1 contains for each Target Group Company a correct and complete list of all material insurance agreements (other than with respect to any kind of vehicles) maintained by it or to its benefit which cover the Target Group Companies or their respective business, properties or assets, and correctly states for each such policy the insured risk, insurance company, policy number, date, term, annual premium and maximum amount of coverage (the policies listed or to be listed in Schedule 16.1 the “Insurance Agreements”).

16.2

The Insurance Agreements are in full force and effect and have not been terminated. All premiums of the Insurance Agreements have been paid. No Target Group Company has received notice of any termination or cancellation of any Insurance Agreement.

16.3	Except as disclosed in Schedule 16.3, during the past two (2) years prior to the date hereof no individual insurance claim in excess of EUR 50,000 has been made by any Target Group Company.

17.	Permits; Compliance

17.1

Each Target Group Company has, during the last five (5) years prior to the Signing Date, conducted its business in compliance in all material respects with all applicable Laws in each country in which its business is or has been carried on and will continue to do so through the Closing Date.

17.2

Except for the matters disclosed in Schedule 17.2, the properties owned or used by the Target Group Companies on the date hereof are free from any contamination or pollutions in violation of any environmental Law applicable to the respective Target Group Company and which requires, under any environmental Law applicable to the respective Target Group Company as currently in effect or under any enforceable decision by any court or governmental authority, any investigation, reporting, clean-up or containment measures.

17.3

The business operations and all products and services of the Target Group Companies have been during the past five (5) years prior to the Signing Date and will be until the Closing Date in all material respects in compliance with the Permits, Laws and any other regulations applicable to the Target Group Companies and their businesses, products, and services (including regulations regarding environmental protection, product safety and occupational health and safety) and there is no pending or, to the Sellers’ Best Knowledge, past or threatened, regulatory action, investigation or inquiry of any kind (other than non-material periodic or routine inspections or reviews) against any of the Target Group Companies regarding an actual or alleged violation of any such Permits, Laws or other regulations.

17.4

None of the Target Group Companies nor, to the Sellers’ Best Knowledge, any affiliate, officer, director, stockholder, employee, agent, advisor or representative of any Target Group Company, has, (i) offered, made, paid, promised, authorized or received any bribe, rebate, pay off, influence payment, kick back or other contribution or gift or anything of value, directly or indirectly, contrary to Anti-Bribery Laws or other similar payments to or from any Person (including any customer or supplier) or governmental entity, or (ii) offered, made or paid any unlawful or improper payments, directly or indirectly, to any officer or employee of a foreign government, state-owned entity or any department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such government, entity or department, agency, or instrumentality, or for or on behalf of any such public international organization, or (iii) offered, promised, or given a financial or other advantage to another Person intending the advantage to induce or reward improper performance of a relevant function or activity, or where acceptance of the advantage itself constituted such improperness, or (iv) made any improper domestic or foreign payment to obtain or retain business, or a business advantage, or (v) failed to prevent bribery by any Person related (nahestehend) to the Target Group Companies in order to obtain or retain business or a business advantage.

17.5

“Anti-Bribery Laws” means, in each case to the extent that they have been applicable to a Target Group Company at any time prior to the Signing Date and through the Closing Date: any applicable rule, regulation or other Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997; and any other applicable rule or regulation or other Law of similar purpose and scope in any jurisdiction, including books and records offences relating directly or indirectly to a bribe, such as the UK Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, the PRC Anti-Unfair Competition Act, and the PRC Interim Rules of the State Industrial and Commercial Administration on Prohibition of Commercial Bribery.

17.6

The Target Group Companies maintain and keep under review on an ongoing basis adequate written anti-corruption policies and procedures and internal accounting controls which are designed to ensure compliance by each Target Group Company and their respective directors, officers and employees with all Anti-Bribery Laws applicable in any territory where the Target Group Companies are engaged in business operations or any financial activities.

17.7	Compliance with Antitrust Laws

The Target Group Companies and their officers and employees, and to Sellers’ Best Knowledge the Affiliates, advisers or representatives of the Target Group Companies have during the past five (5) years prior to the Signing Date fully complied with applicable Antitrust Laws in all jurisdictions in which they operate or have operated during such period. “Antitrust Laws” shall mean all applicable Laws regarding the prohibition of agreements or practices restricting competition, the abuse of a dominant market position and the control of concentrations, including (i) the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), (ii) Articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) and the former Articles 81 and 82 of the EC Treaty and any regulations based thereon, (iii) Regulation (EC) no. 139/2004 (the EC-Merger Regulation), (iv) the following statutes and other Laws of the United States of America: the Sherman Antitrust Act, the Clayton Act, the Federal Trade Commission Act and the HSR Act, and any antitrust or similar Law of any state or territory within the United States, and (v) similar laws of any jurisdiction, in each case as in force during the period of 5 (five) years prior to the Signing Date and as amended from time to time. During the past five (5) years prior to the Signing Date, there has been no claim made against, or investigation of, any Target Group Company or any of their respective officers or employees for violation of Antitrust Laws.

17.8	Compliance with Laws regarding Foreign Trade

None of the Target Group Companies, their officers and employees nor, to the Sellers’ Best Knowledge, their Affiliates, advisors or representatives, have during the past five (5) years prior to the Signing Date taken any action, directly or indirectly, that constitutes a violation of any Laws regarding foreign trade applicable to them, including such Laws that are imposed by the Federal Republic of Germany, the European Union, the United Nations, the United States and any other governmental authority of competent jurisdiction (“Foreign Trade Laws”). Foreign Trade Laws include all Laws regarding foreign trade administered by the U.S. Department of State, the U.S. Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the Office of Export Enforcement of the U.S. Department of Commerce, the U.S. Export Administration Regulations (13 C.F.R. 730 et seq.) (“EAR”), the U.S. International Traffic in Arms Regulations, the EAR’s rules on Restrictive Trade Practices or Boycotts (13 C.F.R. Part 760), the US Export Administration Act, the economic sanctions rules and regulations implemented under statutory authority and/or Presidential Executive Orders and administered by OFAC (31 C.F.R. Part 500 et seq), all anti–money laundering, anti-boycott and economic sanctions Laws (and all applicable financial record keeping and reporting requirements, rules, regulations and guidelines relating to the foregoing) applicable to the Target Group Companies.

17.9	Licenses; Permits

The Target Group Companies hold all governmental approvals, public licenses and Permits which they require under applicable public Laws (öffentliches Recht) to conduct their business operations in substantially the same scope and manner as conducted as of the Signing Date. To the Sellers’ Best Knowledge, (i) there are no written threats of any revocation or restriction relating to any such Permits or licenses that would materially affect the business of the Target Group Companies taken as a whole and (ii) the Target Group Companies conduct their business in compliance with all material provisions of such Permits. Target Group Companies have delivered to the Purchasers in the Data Room complete and correct copies of all material Permits.

17.10	No Restrictions of Business

Except as set forth in Schedule 17.10 none of the Target Group Companies is restricted in any material respect by any agreement from carrying on its business in any geographic area, product line, product segment, customer segment or critical product component. As a result of the transactions contemplated by this Agreement, neither the Purchasers nor any of its Affiliates nor any of the Target Group Companies will become restricted by reason of any agreement, including license agreements, to which a Target Group Company, the Sellers or any of the Sellers Affiliates is a party from carrying on any business with regard to any customers or products anywhere in the world.

18.	Legal Disputes

Schedule 18 contains for each Target Group Company a correct and complete description of all litigation proceedings (gerichtliche Rechtsstreitigkeiten),arbitration proceedings (Schiedsverfahren) or administrative proceedings that are pending, planned by (rechtshängig) or threatened by or against it in writing, except for any litigation or arbitration or administrative proceedings where the amount in dispute does not exceed EUR 100,000.

19.	Product Quality

19.1	Product Liability, Labeling, etc.

None of the Target Group Companies has designed, manufactured, or distributed or otherwise provided or released for the use by third parties any products nor performed any services in a manner that is not or has not been in conformity in all material respects with any contractual undertaking or any obligation or features imposed by mandatory Law, including contractual warranties, guarantees or covenants as to quality, labeling, packaging and product disclosure and the German Product Liability Act and any equivalent Laws of any other applicable jurisdiction.

19.2	No Product Recalls

None of the Target Group Companies has recalled a product or terminated its production or marketing due to any non-conformity with quality requirements or defects of such products nor has it issued any product warning regarding its products to customers or consumers during the past five (5) years prior to the Signing Date.

To the respective Seller’s Best Knowledge, each Target Group Company holds all quality certificates which are necessary or customary regarding the scope and type of business conducted by such Target Group Company and complies with and maintains such certificates.

19.3

Schedule 19.3 contains for each Target Group Company a correct and complete list of all quality certificates awarded to it as a result of a successful audit or review by an independent organization of the quality management or guidelines implemented by such Target Group Company (in particular regarding the quality management standards set by the International Organization for Standardization (ISO) such as EN ISO 9001). Each Target Group Company holds all quality certificates which are necessary or customary regarding the scope and type of business conducted by such Target Group Company and complies in all material respects with and maintains such certificates.

VI.     Miscellaneous

20.	Subsidies.

Schedule 20 lists any aid, public grants, allowances, investment grants (Investitionszulagen) and investment subsidies (Investitionszuschüsse) or any other financial support from any public body (including without limitation from the European Union) received or applied for during a period of 7 (seven) years prior to the Closing Date by any of the Target Group Companies.

21.	No Finder’s Fee or Management Incentives

No agent, broker, or firm or other Person acting on behalf of either the Sellers or any of the Target Group Companies is or shall be entitled to any brokerage or finders’ fees or agents’ commissions or advisory fees or similar payments to be made in connection with the transactions contemplated by this Agreement.

Neither the Sellers nor any Sellers Affiliate nor any of the Target Group Companies has paid or promised to any Employee of the Target Group Companies any incentive or bonus or other monetary advantage in connection with this Agreement or the transactions contemplated herein other than as disclosed in Schedule 21.

22.	Accuracy of Information

To the Sellers’ Best Knowledge, all information supplied to the Purchasers and its advisors by the Sellers or any Target Group Company in connection with and preparation for this Agreement or the evaluation and execution of the transactions contemplated hereby, including information provided in connection with matters relating to merger control, is correct, complete, and not misleading.

Schedule 1.1

Definitions

For the purposes of this Agreement, the following defined terms, which are identified by capitalization (Großschreibung), shall always have the meaning as set forth in this Schedule 1.1, it being understood that these definitions are applicable to the singular as well as the plural forms of such terms.

Defined Term	Meaning
“2017 Financial Statements”	as defined in Section 6.1
“Anti-Bribery Laws”	as defined in Section 17.5
“Antitrust Laws”	as defined in Section 17.7
“Code”	means the United States Internal Revenue Code of 1986, as amended
“Collective Agreements”	as defined in Section 13.11
“Company Intellectual Property”	as defined in Section 7.4
“Company Registered Intellectual Property”	as defined in Section 7.4
“EAR”	as defined in Section 17.8
“Employee Benefit Plans”	as defined in Section 14.1
“Employee”	as defined in Section 13.1
“Encumbrance”	as defined in Section 4.3
“ERISA”	means the U.S. Employee Retirement Income Security Act of 1974, as amended
“ERISA Affiliate”	means any Person (whether incorporated or unincorporated) that together with a Target Group Company would be deemed a “single employer” within the meaning of Section 414 of the Code
“Financial Statements”	as defined in Section 6.1
“Foreign Trade Laws”	as defined in Section 17.8

Defined Term	Meaning
“Indirect Shares”	as defined in Section 4.1
“Insurance Agreements”	as defined in Section 16.1
“Intellectual Property”	as defined in Section 7.2
“IRS”	means the United States Internal Revenue Service
“IT Systems”	as defined in Section 8.1
“Key Employee”

means (i) each of the following individuals: Andreas Müller; Andre Wieprecht; Bettina Haffelder; Christa Hoffmann; Dietmar Mävers; Frank Martin; Harald Meyser; Jan Gerber; Jürgen Paul; Jürgen Schork; Leif Bräuer; Mario Kröger; Peter Müller; Dr. Peter Schwarzenberger; Susanna Löcher; Thomas Fehlhauer; Thomas Haag; Torsten Nahe; Ulrich Mohr; Uwe Bauer; Walter Weihrauch; Regina Coel; Heribert Sontgerath; Timothy Cole; Patrick Trainor; Charisma Goudreau; Jere L'Heureux; David Kacsur; Thomas Hume; Chayla Brown; Reinhold Mayer; Ludovic Beltrami; and John Guenther; and (ii) all other employees of the Target Group Companies whose annual gross base salary (excluding, for the avoidance of doubt, performance-related payments, bonuses, and any benefits) in the fiscal year ending on 31 December 2017 exceeded EUR 100,000 (one hundred thousand) Euros.

“Leased Real Property”	as defined in Section 10.3
“Leases”	as defined in Section 10.3.4
“OFAC”	as defined in Section 17.8
“Material Contracts”	as defined in Section 15.1
“Material Leased Assets”	as defined in Section 11.3
“Operating Assets”	as defined in Section 11.1
“Pension Plans”	as defined in Section 14.3
“Permits”	means all permits, licenses, franchises, approvals, authorizations, qualifications, certificates, exemptions, registrations and consents required to be obtained from governmental authorities.
“Third Party IP Licenses”	as defined in Section 7.9

Defined Term	Meaning
“Third Party Premises”	as defined in Section 10.3.3
“Trade Secrets”	as defined in Section 7.3

Exhibit 17
Tax Warranties and Tax Indemnifications

1.	Definitions

In this Exhibit 17:

“Relief” means any exemption, relief, allowance, loss, set-off, deduction or credit in computing income, profits, revenues, gains for Tax purposes or granted by or pursuant to a Tax statute or any right to repayment of Tax or any repayment supplement.

“Tax” or “Taxation” means:

(a)

any liability for all forms of taxation including any charge, tax, duty, levy, withholding or liability wherever imposed for support of national, state, federal, city, county, municipal or local government (or governmental unit, agency or political subdivision of any of the foregoing, including but not limited to that arising under § 3 of the German General Tax Code (AO) and similar laws in other jurisdictions), or any other person including social insurance contributions, corporation tax, trade tax, tax relating to gross receipts, sales, use, ad valorem, franchise, profits, inventory, license, withholding, payroll, employment, social security, unemployment, excise, severance, occupation, alternative minimum, net worth, premium, windfall profits or property, customs, duties, estimates, VAT (including for avoidance of doubt any non-deductible input VAT), payroll tax, solidarity surcharge and other public law levies, for avoidance of doubt, the terms Tax and Taxation do not include deferred Taxes;

(b)

any secondary or successor liability for other person's Taxes (Steuerhaftungsbeträge) based on law (e.g. liability for wage tax, withholding tax, or due to tax groups, fiscal unities, acquisition of businesses );

(c)	any Tax equivalent indebtedness based on contractual arrangements (e.g. under a Tax sharing agreement (Steuerumlagen), contractual tax warranty or indemnity);

(d)	any charges for non-compliance with transfer pricing obligations;

(e)	any de-grouping charges or similar charges based on law or contractual arrangements;

(f)	any penalty, fine, additions, surcharge, interest, charges or costs payable in connection with any Tax within (a) to (e) above.

“Tax Refund” shall mean any refund of Tax received by the Purchasers or any Target Group Company or their respective legal successors by receipt of cash payment, set-off, deduction or otherwise, which relate to any Pre-Cut-off Period and which exceeds the total amount of receivables for Tax shown in the Financial Statements of the Target Group Companies as of the Locked Box Date.

“Tax Return” means any report, return, document, declaration, claim for refund, election, estimate, or other information or filing required to be supplied to any Tax authority with respect to Tax, including any schedule or attachment thereto and including any amendment thereof.

2.	Tax Warranties

Each Seller for itself hereby guarantees to Purchaser 1 regardless of fault (verschuldensunabhängig) by way of an independent promise of guarantee (selbständiges Garantieversprechen) in accordance with § 311 sec. 1 of the German Civil Code (BGB) that, except as disclosed in any of the Annexes below, the following statements (the “Tax Warranties”) are correct and complete as of the date stated below.

2.1

All Tax Returns required to have been filed on or prior to the Closing Date by or with respect to any of the Target Group Companies have been duly and timely filed on or prior to the due date of such Tax returns (including any extension thereof).

2.2

All Taxes shown as payable by the Target Group Companies on any valid and enforceable Tax assessment notice issued by any Tax Authority or any Tax Return filed by the Target Group Companies with regard to the period up to and including the Closing Date have been or will have been timely paid or, insofar these Taxes have not been paid and relate to a period until the Locked Box Date, they have been adequately provided for in the Financial Statements of any of the Target Group Companies as of the Locked Box Date.

2.3

Except as disclosed in Schedule 2.3, within the last seven years prior to the Closing Date, no assets have been contributed to any of the Target Group Companies in exchange for shares at book value or at another value below the going concern value of individual assets, or transferred or acquired by any of the Target Group Companies at such value through similar Tax neutral restructuring measures.

2.4

Except as disclosed in Schedule 2.4, within the last seven years prior to the Closing Date, no Target Group Company has reduced its Tax assessment basis by way of a write-off (Teilwertabschreibung) of any shares in any company, or by way of a write-off (Teilwertabschreibung) of any other assets (tangible or intangible) in its tax balance sheets, including but not limited to receivables owed to any Target Group Company, but excluding accounts receivables (Forderungen aus Lieferungen und Leistungen), which have been written off in the ordinary course of business.

2.5

Except with regard to the existing profit and loss transfer agreement between nora Holding GmbH and nora systems GmbH, no Target Group Company is bound as of the Closing Date by or otherwise a party to a domination or profit and loss shifting agreement within the meaning of §§ 291 et seq. or 324 sec. 2 of the German Stock Corporation Act (AktG) or Tax grouping provisions in other jurisdictions.

2.6

No Target Group Company has accrued a reserve for re-investments or has otherwise transferred capital gains by way of a roll-over Relief under the current § 6b of the Income Tax Act (EStG) within 8 years prior to the Closing Date.

2.7

Within the last seven years prior to the Closing Date, none of the Target Group Companies has received any written Tax ruling or entered into any written and legally binding agreement with any Tax authority (including but not limited to any legally binding agreement that could be qualified as state aid), or is as of the date of this Agreement, currently under negotiations to enter into any such agreements with any Tax authority.

2.8

No Leakage as defined in Section 10.4.2 of the Agreement, other than Permitted Leakage as defined in Section 10.4.3 of the Agreement, and no act or transaction of the Sellers or the Target Group Companies between the Locked Box Date and the Closing Date (except any action or transaction contemplated in the Agreement), which did not occur in the ordinary course of business of the Target Group Companies and which did not comply with the arm’s length principles in the relevant jurisdiction, results in additional liabilities of the Target Group Companies for Taxes.

2.9

Except for the ongoing Tax audits listed in Schedule 2.9 as of the date of this Agreement, there is no action, suit or investigation, claim or assessment pending or, to the Sellers’ Best Knowledge, threatened with respect to Taxes of the Target Group Companies; as of the date of this Agreement no notice of claims or deficiencies for any Taxes has been served by any Tax authority against any Target Group Company and none of the above has been threatened in writing.

2.10

To the Sellers' Best Knowledge, the Target Group Companies have been maintaining and will have readily available on the Closing Date all such transfer pricing documentation required by German Tax law and regulations thereunder or equivalent provisions in other jurisdictions, including, but not limited to, all relevant documentation as set forth in § 90 of the German General Tax Code (AO).

2.11

Other than the documentation referred to in Section 2.10, the Target Group Companies have been maintaining and will have readily available on the Closing Date proper and accurate records for Taxes if and to the extent required by applicable Tax law.

2.12

To the extent legally obliged, each of the Target Group Companies fulfils as of the Closing Date the requirements for electronic data access within the meaning of § 147 sec. 6 of the German General Tax Code (AO) and regarding e-balance (E-Bilanz).

2.13

To the Sellers' Best Knowledge, as of the date of this Agreement no claim has been made by a Tax authority in a jurisdiction where the Target Group Companies do not file tax returns that a Target Group Company may be subject to Tax in that jurisdiction.

2.14

Except as disclosed in Schedule 2.14, no Target Group Company has as of the Closing Date agreed to any extension or waiver of the statute of limitation applicable to any Tax Return, or agreed to an extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

3.	Tax Indemnity

3.1	The Sellers shall indemnify Purchaser 1 or on Purchaser 1's request the respective Target Group Company from and against

(a)

any liability of a Target Group Company or Purchaser 1 or Purchaser 1's Affiliates for the payment of any and all Taxes relating to any of the Target Group Companies and attributable to a taxable period (or portion thereof) ending on or prior to the Locked Box Date (a “Pre-Cut-off Period” and Taxes triggered relating to such Pre-Cut-off Period "Pre-Cut-off Period Taxes"); and

(b)

any reasonable external costs and any Taxes within the meaning of Section 1(f) (excluding for the avoidance of doubt, other Taxes as defined in Section 1(a) through (e)) of a Target Group Company arising from a breach of Tax Warranties contained in Sections 2.1, 2.2 and 2.9 through 2.14; and

(c)	any Taxes and reasonable external costs arising after the Locked Box Date which would not have arisen if the Tax Warranties contained in Sections 2.3 through 2.8 would have been true and correct; and

(d)

any Taxes payable by any Target Group Company on payments to employees or managing directors resulting from the acquisition or the sale of their investments in the existing management participation scheme at the level of the Target Company initiated before the Closing Date, if any; and

(e)	any withholding Taxes on constructive dividends from the Target Company to the Sellers between the Locked Box Date and including the Closing Date, if any; and

(f)

any Tax on capital gains of the Sellers or at the level of or allocable to any Target Group Company resulting from the execution or consummation of the Agreement including, but not limited to any withholding or deduction for or on account of applicable Tax of the Sellers or of any Target Group Company (excluding, for the avoidance of doubt, transfer Taxes) that the relevant Tax authority ultimately determines Purchaser 1 should have made in respect of payments of any portion of the Aggregate Purchase Price under the Agreement in relation to an indirect transfer of any of the Target Group Companies by any deemed non-tax resident enterprise.

The indemnification claims set out in this Section 3 shall be settled by the Sellers at Purchaser 1's request as soon as the relevant Taxes fall due for payment, but not earlier than fifteen (15) Business Days after the date on which Purchaser 1 has informed the Sellers in text form of the respective Tax payment obligation and the due date.

3.2

The amount of Taxes to be indemnified shall be calculated on an “as if”-basis without taking a loss-carry back (Verlustrücktrag) into account, if and to the extent such loss-carry back was generated in or is attributable to periods after the Locked Box Date.

3.3	The indemnification obligation of the Sellers shall not exist if and to the extent

(a)	the respective Tax has been paid prior to or on the Locked Box Date;

(b)	the respective Tax is covered by a respective Tax liability, accrual, provision or reserve shown in the Financial Statements of the Target Group Companies as of the Locked Box Date;

(c)

the respective Tax is not covered under the R&W Insurance Policy and corresponds to a Tax benefit of a Target Group Company, Purchaser 1 or any Purchaser 1 Affiliate within a period of six (6) years after the Locked Box Date (a "Reverse Tax Effect"), including, but not limited to, reciprocal effects (Wechselwirkungen) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung); it being understood that the corresponding Tax benefit shall reduce the Tax indemnification claim in the amount of its present value. Such present value of a Reverse Tax Effect with regard to income taxes (i) shall be calculated on the basis of the income tax rate applicable in the jurisdiction where the Tax benefit arises and at the point of time at which the Tax indemnification claim falls due, and (ii) shall be subject to a discount rate of six (6) per cent p.a.;

(d)

the respective Tax results from a reorganization of Purchaser 1, a Purchaser 1 Affiliate or a Target Group Company, or any other action or omission of Purchaser 1, a Purchaser 1 Affiliate or any Target Group Company after the Closing Date (unless such action was required by law) with retroactive effect;

(e)

Purchaser 1 or any Target Group Company is compensated under an indemnification or reimbursement claim against a third party (including any insurance company or any employee or managing director of any Target Group Company). Purchaser 1 undertakes to, or procures that the relevant Target Group Company will, use reasonable efforts to collect any such claim against a third party before making a corresponding claim against the Sellers under Section 3.1. In the event Purchaser 1 or the relevant Target Group Company is not compensated by the respective third party, in spite of having used reasonable efforts to collect, Purchaser 1 shall assign or procure that any Target Group Company assigns its indemnification or reimbursement claims against such third party. If and to the extent such assignment is legally not permitted, Purchaser 1 shall grant or procure that the relevant Target Group Company grants the right to the Sellers to pursue any indemnification or reimbursement claims against the respective third party on behalf of Purchaser 1 or the respective Target Group Company at Sellers' cost;

(f)	the respective Tax results from a change in legislation, jurisdiction or practice of the Tax administration after the Locked Box Date; or

(g)

the respective Tax arises and Purchaser 1 and any of the Target Group Companies have not complied, in any material respect, with any of their obligations under Section 5 below with regard to the respective Tax and the Sellers were materially prejudiced by such non-compliance.

4.	Tax Refunds

4.1

If any Target Group Company receives a Tax Refund (i) attributable to a Pre-Cut-off Period and (ii) relating to Taxes under this Exhibit 17 which are not covered under the R&W Insurance Policy, the Purchasers shall pay to the Sellers the amount of the respective Tax Refund. Any such Tax Refund claim of the Sellers shall be reduced by corresponding Tax burdens; in calculating such Tax burdens, Section 3.3(c) sent. 2, shall apply mutatis mutandis.

4.2

Purchaser 1 shall notify the Sellers of any claims pursuant to this Clause 4 without undue delay. The payable amount shall be paid by Purchaser 1 to the Sellers within fifteen (15) Business Days after the Tax Refund or Relief has been paid to Purchaser 1, Purchaser 1's affiliate or a Target Group Company or has been otherwise cash-effectively received by Purchaser 1, Purchaser 1's affiliate or a Target Group Company (e. g., as set-off, credit or otherwise).

5.	Tax Proceedings after Closing

5.1

Purchaser 1 shall ensure that all Tax Returns relating to a Pre-Cut-off Period or to a period commencing after the Locked Box Date in respect of Taxes for which the Sellers may be liable under Section 3 ("Indemnifiable Post-Cut-off Period Taxes") that are required to be filed on or after the Closing Date by, or with respect to any Target Group Company, are filed when due. All such Tax Returns, to the extent that they relate to any Target Group Company, shall be prepared and filed in a manner consistent with past practice, and no position shall be taken, election made or method of accounting adopted that is inconsistent with the positions taken, elections made or methods of accounting used in preparing and filing similar Tax Returns in prior periods, unless required by mandatory law or if the positions taken, elections made or methods of accounting used do not result in an increase of Pre-Cut-off Period Taxes or of Indemnifiable Post-Cut-off Period Taxes. Purchaser 1 shall procure that all Tax Returns for the Target Group Companies relating to a Pre-Cut-off Period or any Indemnifiable Post-Cut-off Period Taxes shall be agreed with the Sellers and shall be filed only with the Sellers' prior consent in text form, which shall not be unreasonably withheld, conditioned or delayed; Sellers’ consent shall be deemed if Sellers’ have not provided their consent, refusal or comments in text form within ten (10) Business Days following to Purchaser 1’s request.

5.2

Purchaser 1 shall notify the Sellers of any announcement and commencement of any administrative and judicial proceeding or action relating to Taxes (including preparatory measures, e.g. preparation of Tax Returns, Tax assessments, Tax audits, objections, appeals, meetings and correspondence with any Tax authority and fiscal courts) relating fully or partly to Pre-Cut-off Period Taxes or Indemnifiable Post-Cut-off Period Taxes, which could have an impact on Taxes or Reliefs or Tax Refunds of the Sellers, or the Target Group Companies and which could give rise to rights or obligations of any Party. The notification shall be in text form and without undue delay (unverzüglich) after Purchaser 1 or any Target Group Company became aware of such an event. It shall contain a reasonable description of the object of such tax proceeding and an estimate (as soon as available) of the potential Pre-Cut-off Period Tax liability or the potential Indemnifiable Post-Cut-off Period Tax liability as applicable in reasonable detail, and it shall include copies of any assessment, notice or other document received from any Tax authority related to the respective Pre-Cut-off Period Tax or Indemnifiable Post-Cut-off Period Tax. For the purpose of this Section 5.2, it is sufficient that correspondence is done by email and documents will be provided as pdf copies.

5.3

Purchaser 1 shall, and shall procure that the relevant Target Group Company shall, (i) allow the Sellers to participate in all tax proceedings pursuant to Section 5.2 above, (ii) upon the Sellers' request and at Sellers’ sole cost and expense, challenge and litigate any Tax assessment or other decision of any Tax authority or Tax court if and to the extent that it is related to Pre-Cut-off Period Taxes or Indemnifiable Post-Cut-off Period Taxes to be indemnified by and not covered under the R&W Insurance Policy or a Relief or Tax Refund of the Sellers and (iii) comply with any reasonable and lawful instructions given by the Sellers with regard to the conduct of the tax proceedings pursuant to Section 5.2 above. If the Sellers request to pursue a tax proceeding pursuant to Section 5.2 above (including challenges to Tax assessments or appeals against court decisions), Purchaser 1 shall cause the relevant Target Group Company to allow Sellers’ counsel to participate and – with the consent of Purchaser 1 – to represent the respective Purchaser 1 or the respective Target Group Company in such tax proceeding pursuant to Section 5.2 above. In any case, Purchaser 1 shall, and shall procure that any Target Group Company shall, after the Closing Date (i) not take any action which could result in an increase of Pre-Cut-off Period Taxes or Indemnifiable Post-Cut-off Period Taxes, (ii) inform the Sellers promptly in text form of any correspondence and communication with the Tax authority relating to Pre-Cut-off Period Taxes or Indemnifiable Post-Cut-off Period Taxes, and (iii) not settle any tax proceeding pursuant to Section 5.2 above without the prior consent of the Sellers in text form; the consent shall not be unreasonably withheld, conditioned or delayed and Sellers’ consent shall be deemed if Sellers’ have not provided their consent, refusal or comments in text form within ten (10) Business Days following to Purchaser 1’s request.

5.4

Purchaser 1 shall reasonably cooperate with the Sellers and procure that the Sellers shall be granted during ordinary business hours reasonable access to all documents and any other information and to the respective personnel which can be useful for the Sellers to avoid or mitigate any liability under this Section 5 or to protect a Relief or Tax Refund of the Sellers.

6.	Limitation of Liability

6.1

The aggregate liability of the Sellers under this Exhibit 17 shall be limited to EUR 1.00 if and to the extent that a claim of Purchaser 1 relating to Taxes under this Exhibit 17 is covered under the R&W Insurance Policy. The aggregate liability of each Seller under Section 3.1(d) and Section 3.1(f) of this Exhibit 17 shall be limited to the portion of the Aggregate Purchase Price allocated to such Seller in accordance with the Pro-Rata Allocation. In all other cases the aggregate liability of the Sellers for claims relating to Taxes under this Exhibit 17 shall be limited to an amount of EUR 10 million.

6.2	The Sellers shall be liable as joint debtors (Gesamtschuldner) for all claims of Purchaser 1 under this Exhibit 17.

7.	Limitation Period

All claims of Purchaser 1 under this Exhibit 17 are subject to a limitation period (Verjährungsfrist) of six (6) months after the non-appealable (formell und materiell bestandskräftig) assessment for the relevant Tax for the relevant Tax period, but at the latest five years after the Closing Date. All claims of Sellers under this Exhibit 17 are subject to a limitation period (Verjährungsfrist) of six (6) months after the notification of the Sellers by Purchaser 1 of any claim of the Sellers arising under this Exhibit 17, but at the latest after five years after the Closing Date.

8.	Treatment of Payments

All payments under this Exhibit 17 shall be treated as adjustments to the Purchase Price.

9.	Exclusivity

Exhibit 17 and Sections 5.5, 9.1, 15.3, 17, and 24.3 of this Agreement shall provide the sole and exclusive remedy for any Tax related claims covered by this Exhibit 17.